
07073995

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
1086

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant's name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F ____X____ Form 40-F ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes ____________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- __________

KUBOTA Corporation

Annual Report 2007


Kubota

Profile

More than a century since its founding, Kubota Corporation and subsidiaries (collectively "the Company") have continued to help improve people's quality of life, by offering products and services - including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. The Company has its management principle that the Company contributes to the development of society and the preservation of the earth's environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles. While adhering to this management principle, the Company is implementing management policies that are focused on prioritizing the allocation of its resources, emphasizing agility in its operations, and strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

Financial Highlights

Kubota Corporation and Subsidiaries, Years Ended March 31, 2007, 2006, and 2005

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Revenues	¥1,127,456	¥1,065,736	¥994,483	$9,554,712
Percentage of previous year	105.8%	107.2%	105.9%	
Net income	76,457	81,034	117,901	647,941
Percentage of previous year	94.4%	68.7%	1,007.7%	
Percentage of revenues	6.8%	7.6%	11.9%	
Net income per common share (Yen and U.S. Dollars):				
Basic	¥59.01	¥62.14	¥89.11	$0.50
Diluted	59.01	61.67	86.83	0.50
Net income per 5 common shares (Yen and U.S. Dollars):				
Basic	295	311	446	2.50
Diluted	295	308	434	2.50
Cash dividends paid per common share (Yen and U.S. Dollars)	11	9	6	0.09
Cash dividends paid per 5 common shares (Yen and U.S. Dollars)	55	45	30	0.47
Capital expenditures	¥44,715	¥33,805	¥26,097	$378,941
Depreciation	25,094	25,167	25,208	212,661
R&D expenses	22,925	22,731	21,963	194,280
Number of shareholders (At year-end)	45,363	46,214	55,828	

Notes: 1. The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥118=US$1. See Note 1 to the consolidated financial statements.

2. Per share amounts have been calculated per 5 common shares since each American Depositary Share represents 5 shares of common stock.

Contents

Cautionary Statements with Respect to Forward-Looking Statements

This document may contain forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

Performance over the Past Year

Driven by expansion in overseas business activities, Kubota Corporation and subsidiaries (hereinafter, "the Company") continued to report a robust performance for fiscal 2007, ended March 31, 2007. Operating income, which is the best measure of the Company's earning power, moved to record levels for the third consecutive fiscal year. Overseas, we expanded the scope of our business activities by introducing new products meeting customer needs, principally in the Internal Combustion Engine and Machinery segment, and implemented aggressive measures to further develop our position in Asia outside Japan. In the domestic market, demand was relatively weak, but we secured profitability by continuing to reduce costs and increase productivity. These management efforts in Japan and overseas enabled Kubota to report growth in both revenues and operating profits for the fiscal year under review.

The Company reported consolidated revenues of ¥1,127.5 billion, an annual increase of ¥61.7 billion (5.8%), in fiscal 2007. Although revenues in Japan declined slightly, overall expansion was driven by continued major growth in overseas revenues, especially sales of tractors, engines, and construction machinery. As a consequence, the ratio of overseas revenues to consolidated revenues rose 5.8 percentage points, to 46.5%.

Operating income climbed ¥9.3 billion (7.7%), to ¥130.3 billion, from the prior year, the highest level in the Company's history. By segment, operating income in Internal Combustion Engine and Machinery expanded substantially, supported by the increase in revenues and the positive effect of the weakening of the yen. Pipes, Valves, and Industrial Castings also reported a gain in operating profit, owing to continued cost-cutting, including reductions in fixed expenses, and higher revenues in overseas markets. Environmental Engineering, however, posted a substantial decline in profitability and reported an operating loss accompanying the decline in sales prices. Operating income in Other, however, showed steady expansion, as a result of increased sales of vending machines and other products.

Notwithstanding the rise in operating income, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies decreased ¥9.0 billion (6.4%), to ¥131.6 billion. This decline was due to the absence of the gain on an exchange of shares of ¥15.9 billion



Daisuke Hatakake
President and Representative Director

reported in the prior year. After deductions of ¥49.0 billion in income taxes (representing an effective tax rate of 37.2%), ¥4.9 billion of minority interests in earnings of subsidiaries and equity in net income of affiliated companies, and a ¥1.3 billion loss from discontinued operations, net of taxes, net income decreased ¥4.6 billion (5.6%), to ¥76.5 billion from the prior year.

Regarding dividends, to expand the return to shareholders, the Company has decided to increase the cash dividend applicable to the fiscal year ended March 31, 2007, including dividends to be paid after the end of the fiscal year, to ¥12 per common share, or ¥60 per five common shares, compared with ¥10 per common share, or ¥50 per five common shares applicable to the prior fiscal year. Accordingly, in addition to the interim dividend of ¥5 per common share, or ¥25 per five common shares already paid, the Company will pay ¥7 per common share, or ¥35 per five common shares as a year-end cash dividend.

With the objectives of improving capital efficiency and raising the value of Kubota's stock, the Company has adopted a policy of flexibly buying back portions of shares outstanding. The Company purchased 7.98 million of treasury stock (¥8.5 billion). On the other hand, the Company retired 7.95 million shares of treasury stock (¥8.5 billion) on March 30, 2007.

Management Issues upon which the Company Should Implement Countermeasures

To achieve further development and steady increases in enterprise value, the Company is actively addressing the following management issues.

Accelerating the Expansion of Internal Combustion Engine and Machinery in Overseas Operations

The Company is allocating management resources to the overseas operations of Internal Combustion Engine and Machinery on a priority basis to expand its business domain from the perspective of the product portfolio and geographical coverage, while working to strengthen the business structure of this segment to the level appropriate for a global enterprise.

From a product portfolio point of view, the Company is broadening the scope of overseas operations of the segment by expanding the model lineup of tractors, construction machinery, and farm machinery as well as substantially diversifying the product lineup. Concerning diesel engines, which are key components in Kubota products, the Company is endeavoring to develop and manufacture its diesel engines in a timely manner that meet more stringent emission regulations to be introduced in Japan, North America, and Europe. Through this effort, the Company is enhancing the competitive edge of its diesel engine powered products and further expanding sales of diesel engines to other manufacturers.

From a geographical perspective, the Company is promptly implementing different strategies in North America, Europe, and Asia, responding to the regional characteristics of each market. In North America and Europe, which are currently the segment's principal markets, the Company is working to significantly enhance its product and service supply capabilities. In Asia outside Japan, where rapid market expansion is ongoing, the Company is moving forward actively with initiatives to strengthen the capabilities of its production and sales networks in Thailand and China. Through the full implementation of these initiatives, the Company is promoting the geographical diversification of the overseas operations of Internal Combustion Engine and Machinery.

Moreover, to prevail in intense competition and accelerate the expansion of overseas business activities, it will be essential to enhance the segment's business structure to enable it to outpace the competition in global markets. The Company will fortify production capacity in Japan and overseas to meet rising overseas demand while also training personnel who can carry out the work of a global enterprise, speed up R&D activities, and work to consistently enhance design and manufacturing capabilities as well as operating efficiency—all with the objective of strengthening the segment's business structure from a comprehensive perspective.

Restructuring the Public Works Related Businesses

The Company's public works related businesses are included in Pipes, Valves, and Industrial Castings and Environment Engineering. These businesses are confronting an exceptionally challenging operating environment because of the continuous cutbacks in public works investment. To respond effectively to changes in the operating environment, the Company is undertaking drastic restructuring in its business structure.

(a) Pipes, Valves, and Industrial Castings Segment to Step Up Initiatives to Expand Core Businesses

The Company has worked to strengthen its profitability by making drastic reductions in costs, including fixed expenses, bringing about major increases in productivity, and becoming thoroughly market-oriented and competitive. As a result of these efforts, the Company has been successful in raising the ratio of operating profitability to double-digit levels.

Going forward, to increase profits, the Company must actively focus on expanding core business while advancing into closely related areas as it strives to maintain and increase its earning power. This will require shifting the business activities from the public sector to the private sector, and also from the domestic market to overseas markets. The decision made at the end of the fiscal year under review to establish a joint venture in India for manufacturing ductile iron pipe is symbolic of what must be done in other product areas—shift the thrust of business development to the private sector and to opportunities overseas as a part of initiatives to further expand core businesses.

(b) Restructuring Environmental Engineering

The deterioration of the market environment and the intensification of competition in this segment have occurred faster than anticipated, thus creating a highly challenging set of operating conditions. In addition, the emergence of compliance issues has acted to accelerate deterioration in business performance, and the segment has fallen into a tough situation. To revitalize and restructure this segment, the Company is aggressively working to shift its business model and concentrate on its core competencies. Specifically, by developing its positions in the private sector and overseas markets, the Company is endeavoring to reduce dependency of this segment on the public sector while also promoting a shift from the plant engineering business to the sales and installation of machinery and equipment. In addition, by focusing on water-related businesses, the Company will work to make more efficient use of management resources in this segment and thereby promptly recover sound profitability and strengthen its business structure.

To make a successful transition to its new business model, the segment must have strong product development capabilities for standalone equipment and be cost-competitive. With this in mind, in April 2007, the Company formed the Environmental Equipment R&D Center. Through the activities of this new center, the Company intends to make the manufacturing technology and development capabilities nurtured by Internal Combustion Engine and Machinery available to this segment and, while taking thorough measures to lower costs, differentiate its technology from that of other companies.

(c) Moving toward Close Teamwork between the Two Segments

Both Pipes, Valves, and Industrial Castings and Environmental Engineering have core strengths in water-related products. By moving toward close teamwork between these segments, the Company will seek to realize synergies among their products and technologies and achieve greater operational efficiencies. The Company has taken specific measures in this direction by combining the organizations of the two segments within the parent company, beginning in April 2007. Going forward, by promoting the sharing of information related to products and technologies connected with "water" and strengthening teamwork in development and sales activities, the Company will work to increase the competitiveness of both segments.

Management Based on Corporate Social Responsibility (CSR)

To achieve medium-to-long term growth and development, the Company must be an enterprise that continuously contributes to the sustainable development of society in harmony with the environment in addition to increasing its economic value. With this awareness, the Company is implementing CSR management as the most important management policy, and it pursues its corporate activities with a strong sense of responsibility regarding the economic, social, and environmental aspects of its activities as a global corporate citizen that responds positively to the expectations and trust of its various stakeholders.

Looking ahead, the Company will adhere strongly to its management principle: "The Kubota Group contributes to the development of society and the preservation of the earth's environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles." To remain an upstanding and proud member of society, the Company will also strengthen its compliance, internal controls, and corporate governance, as well as ensure full adherence to these and other aspects of its activities that are basic to management in the spirit of CSR.

During the fiscal year under review, the management and staff of Kubota worked together and achieved the best performance in the Company's history in terms of operating profit. However, we cannot rest here because of the many uncertainties in the operating environment. Various developments, such as concern about a slowdown in the U.S. economy, changes in the agricultural market in Japan as new government policies go into effect, continuing price hikes of raw materials, and the uncertainty of foreign currency exchange and interest rate movements, are expected to bring about changes that will have a major impact on the Company's management and performance.

By responding quickly and appropriately to these changes in the operating environment and devoting our fullest energies to addressing the previously mentioned issues, we are committed to continuing to build our corporate value. We thank you for your investment in Kubota and your continuing support in the years ahead.

June 2007



Daisuke Hatakake
President and Representative Director

Internal Combustion Engine and Machinery



Tractor



Utility Vehicle



Mini-Excavator



Diesel Engine



Front-Mount Mower

Tractor


PRO488

Combine Harvester



Rice Transplanter


66.3%

Revenues for the year ended March 31, 2007

Revenues by Sector

(Billions of Yen)

Year	Construction Machinery	Farm Equipment and Engines
'07	103.6	643.2
'06	80.6	593.5
'05	63.2	531.0
'04	50.8	460.2
'03	44.8	408.3

□ Farm Equipment and Engines
□ Construction Machinery

Revenues by Geographic Segment

(Billions of Yen)

Year	Japan	Overseas
'07	258.3	488.5
'06	269.2	404.9
'05	258.8	335.4
'04	244.8	266.2
'03	227.4	225.7

□ Overseas
□ Japan

Pipes, Valves, and Industrial Castings



Ductile Iron Pipes | PVC-U Pipes and Fittings | Valves | Ductile Tunnel Segments | Reformer Tubes


17.2%

Revenues for the year ended March 31, 2007

Revenues by Sector
(Billions of Yen)

	Industrial Castings	Pipes and Valves
'07	38.9	155.3
'06	39.1	156.6
'05	34.0	136.6
'04	31.4	143.8
'03	31.7	145.6

Revenues by Geographic Segment
(Billions of Yen)

	Japan	Overseas
'07	163.4	30.8
'06	167.2	22.5
'05	155.5	15.2
'04	152.5	22.7
'03	159.0	18.2

[illegible] Pipes
[illegible] Pipes
[illegible] Pipes
Valves
[illegible] Castings
Etc.

Environmental Engineering



Advanced Water Treatment Plant | Sewage Sludge Concentrator | Pumps | Biogas System | Submerged Membrane System


8.0%

Revenues for the year ended March 31, 2007

Revenues by Sector
(Billions of Yen)

	Environmental Engineering
'07	90.6
'06	109.9
'05	117.3
'04	115.7
'03	136.4

Revenues by Geographic Segment
(Billions of Yen)

	Japan	Overseas
'07	86.5	4.1
'06	104.9	5.0
'05	113.5	3.8
'04	112.3	3.3
'03	134.5	1.9

Sewage Treatment Plants
Water Treatment Plants
Waste Treatment Plants
Pumps
Membrane Solutions
Etc.

Other



Vending Machine | Load Cell | Scale | Home-Use Wastewater Treatment Tank | Air-Conditioning Equipment


8.5%

Revenues for the year ended March 31, 2007

Revenues by Sector
(Billions of Yen)

	Other	Building Materials & Housing
'07	78.6	17.2
'06	78.6	13.5
'05	87.4	24.9
'04	85.6	51.8
'03	103.7	64.4

Revenues by Geographic Segment
(Billions of Yen)

	Japan	Overseas
'07	95.3	0.5
'06	90.8	1.2
'05	111.6	0.7
'04	135.1	2.3
'03	164.9	3.2

Vending Machines
[illegible] Machinery
Air-Conditioning Equipment
Wastewater Treatment Tanks
Etc.

Utility Tractor: M9540

Internal Combustion Engine and Machinery

		Billions of Yen				
		2007	2006	2005	2004	2003
Revenues		¥1,127.5	¥1,065.7	¥994.5	¥939.2	¥934.8
Internal Combustion Engine and Machinery		**746.8**	674.1	594.3	511.0	453.1
Revenues by Sector	Farm Equipment and Engines	**643.2**	593.5	531.0	460.2	408.3
	Construction Machinery	**103.6**	80.6	63.2	50.8	44.8
Revenues in Japan and Overseas	Japan	**258.3**	269.2	258.8	244.8	227.4
	Overseas	**488.5**	404.9	335.4	266.2	225.7



Combine Harvester: PRO488



Tractor: L3408



Sub-Compact Tractor: BX24



8t-Excavator: KX080-3



Diesel Engine: V1505

Revenues in Internal Combustion Engine and Machinery were ¥746.8 billion ($6,329 million), 10.8% higher than the prior year, comprising 66.3% of consolidated revenues. Domestic revenues decreased 4.1%, to ¥258.3 billion ($2,189 million), and overseas revenues increased 20.7%, to ¥488.5 billion ($4,140 million). This segment comprises farm equipment, engines, and construction machinery.

In the domestic market, sales of farm equipment declined because of lackluster market conditions. In the domestic market for farm equipment, new government agricultural policies have been introduced, and the implementation of these measures is resulting in structural changes within the agricultural sector, leading to a postponement of equipment purchases, principally among medium-sized farms. Within this market environment, to revitalize the operations, the Company implemented sales expansion policies carefully tailored to various customer groups and was able to increase its market share; however, these efforts did not compensate for the market slump. On the other hand, sales of construction machinery rose significantly due to steady demand for construction machinery, the introduction of new models, and expansion of sales to major machinery rental companies. In addition, sales of engines, mainly to manufacturers of construction and industrial machinery, showed steady expansion.

In overseas markets, sales of tractors, the Company's core product, expanded steadily. In the United States, sales of medium-sized tractors showed marked expansion accompanying the introduction of new models, while sales of small-sized tractors weakened along with the slowdown in housing starts. In Europe, sales of tractors showed strong expansion as the Company introduced new products and implemented an active marketing program. Moreover, in Asia outside Japan, sales of tractors sustained a high rate of growth in Thailand, where demand for tractors is expanding rapidly.

Sales of construction machinery reported steady expansion in Europe, the principal overseas market of construction machinery, due to rising demand coupled with the introduction of new products. Sales of construction machinery in North America also increased. In addition, sales of engines in Europe and the United States grew steadily, and sales of combine harvesters in China increased rapidly.



Ductile Iron Pipes

Revenues in Pipes, Valves, and Industrial Castings were ¥194.2 billion ($1,646 million), 2.4% higher than the prior year, comprising 17.2% of consolidated revenues. Domestic revenues decreased 2.2%, to ¥163.4 billion ($1,385 million), and overseas revenues increased 36.7%, to ¥30.8 billion ($261 million). This segment comprises pipes, valves, and industrial castings.

In the domestic market, demand for ductile iron pipes and plastic pipes was lackluster, but the Company was able to slightly increase sales of plastic pipes by raising prices, while sales of ductile iron pipes declined marginally. Sales of industrial castings expanded, mainly to the private sector, such as the steel and energy industries, but sales of products to the public sector fell sharply.

In overseas markets, exports of ductile iron pipes to the Middle East were robust, and sales of industrial castings continued to increase substantially, owing to high levels of private-sector capital expenditures.

Pipes, Valves, and Industrial Castings

		Billions of Yen				
		2007	2006	2005	2004	2003
Revenues		¥1,127.5	¥1,065.7	¥994.5	¥939.2	¥934.8
Pipes, Valves, and Industrial Castings		194.2	189.7	170.6	175.2	177.2
Revenues by Sector	Pipes and Valves	155.3	150.6	136.6	143.8	145.6
	Industrial Castings	38.9	39.1	34.0	31.4	31.7
Revenues in Japan and Overseas	Japan	163.4	167.2	155.5	152.5	159.0
	Overseas	30.8	22.5	15.2	22.7	18.2



PVC-U Pipes and Fittings



Cracking Tubes: MERT(Mixing Element Radiant Tube)


Water Purification Plant


Pumps

		Billions of Yen				
		2007	2006	2005	2004	2003
Revenues		¥1,127.5	¥1,065.7	¥994.5	¥939.2	¥934.8
Environmental Engineering		**90.6**	109.9	117.3	115.7	136.4
Revenues by Sector	Environmental Engineering	**90.6**	109.9	117.3	115.7	136.4
Revenues in Japan and Overseas	Japan	**86.5**	104.9	113.5	112.3	134.5
	Overseas	**4.1**	5.0	3.8	3.3	1.9

Environmental Engineering

Revenues in Environmental Engineering were ¥90.6 billion ($768 million), 17.5% lower than in the prior year, comprising 8.0% of consolidated revenues. Domestic revenues decreased 17.6%, to ¥86.5 billion ($733 million), and overseas revenues decreased 16.8%, to ¥4.1 billion ($35 million). This segment comprises environmental control plants and pumps.

In the domestic market, the operating environment continued to be extremely challenging because of the decline in public-sector demand and the drop in sales prices due to more intense competition. In addition, suspension of designated pre-approved suppliers due to compliance issues had a major negative impact. As a result, the Water & Sewage Engineering Division and Pumps Division suffered a substantial decline in revenues. Overseas revenues also declined due to a decrease in sales of pumps, which is the main export product in this segment.


Submerged Membrane System

Review of Operations

Revenues in Other were ¥95.8 billion ($812 million), 4.1% higher than in the prior year, comprising 8.5% of consolidated revenues. Domestic revenues increased 4.9%, to ¥95.3 billion ($808 million), and overseas revenues decreased 60.0%, to ¥0.5 billion ($4 million). This segment comprises vending machines, electronic equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums, and other business.

Sales of construction fell sharply because of the Company's realignment measures, including discontinuance of receiving orders from the public sector as an original contractor. Sales of vending machines, condominiums, and air-conditioning equipment increased favorably, while sales of electronic equipped machinery and septic tanks declined.


SILENT UD
Universal-Design
Vending Machine

Other

		2007	2006	2005	2004	2003
		Billions of Yen				
Revenues		¥1,127.5	¥1,065.7	¥994.5	¥939.2	¥934.8
Other		95.8	92.1	112.3	137.4	168.0
Revenues by Sector	Building Materials & Housing	17.2	13.5	24.9	51.8	64.4
	Other	78.6	78.6	87.4	85.6	103.7
Revenues in Japan and Overseas	Japan	95.3	90.8	111.6	135.1	164.9
	Overseas	0.5	1.2	0.7	2.3	3.2


Scales Digital Loadcell Series


Kubota
Constant Feed Weigher

Five-Year Financial Summary

Kubota Corporation and Subsidiaries Years Ended March 31, 2007, 2006, 2005, 2004, and 2003

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information) (Note 1)
	2007	2006	2005	2004	2003	**2007**
For the year						
Revenues	**¥1,127,456**	¥1,065,736	¥ 994,483	¥ 939,234	¥ 934,765	**$ 9,554,712**
Percentage of previous year	**105.8%**	107.2%	105.9%	100.5%	95.9%	
Cost of revenues	**794,687**	753,952	716,495	703,938	698,149	**6,734,635**
Selling, general, and administrative expenses	**199,356**	186,017	182,498	199,062	180,857	**1,689,458**
Loss from disposal and impairment of businesses and fixed assets	**3,066**	4,709	1,414	6,359	2,816	**25,983**
Operating income	**130,347**	121,058	94,076	29,875	52,943	**1,104,636**
Income from continuing operations	**77,743**	81,149	107,132	12,848	8,995	**658,839**
Income (loss) from discontinued operations, net of taxes	**(1,286)**	(115)	10,769	(1,148)	(16,999)	**(10,898)**
Net income (loss):	**76,457**	81,034	117,901	11,700	(8,004)	**647,941**
Percentage of previous year	**94.4%**	68.7%	1,007.7%	—	—	
Percentage of revenues	**6.8%**	7.6%	11.9%	1.2%	(0.9)%	
At year-end						
Total assets	**¥1,502,532**	¥1,405,402	¥1,193,056	¥1,124,225	¥1,139,011	**$12,733,322**
Working capital	**240,417**	241,786	171,326	199,747	159,221	**2,037,432**
Long-term debt	**150,105**	152,024	117,488	144,845	155,966	**1,272,076**
Total shareholders' equity	**659,637**	606,484	481,019	391,082	315,443	**5,590,144**
Per common share and per 5 common shares data (Yen and U.S. Dollars):						
Income from continuing operations per common share:						
Basic	**¥60.00**	¥62.23	¥80.97	¥9.57	¥6.56	**$0.51**
Diluted	**60.00**	61.76	78.91	9.34	6.56	**0.51**
Income from continuing operations per 5 common shares:						
Basic	**¥300**	¥311	¥405	¥48	¥33	**$2.55**
Diluted	**300**	309	395	47	33	**2.55**
Net income (loss) per common share:						
Basic	**¥59.01**	¥62.14	¥89.11	¥8.72	¥(5.84)	**$0.50**
Diluted	**59.01**	61.67	86.83	8.53	(5.84)	**0.50**
Net income (loss) per 5 common shares:						
Basic	**¥295**	¥311	¥446	¥44	¥(29)	**$2.50**
Diluted	**295**	308	434	43	(29)	**2.50**
Shareholders' equity per common share outstanding	**¥510.75**	¥466.71	¥369.90	¥291.81	¥234.45	**$4.33**
Shareholders' equity per 5 common shares outstanding	**¥2,554**	¥2,334	¥1,849	¥1,459	¥1,172	**$21.64**
Cash dividends per common share	**¥11**	¥9	¥6	¥6	¥6	**$0.09**
Cash dividends per 5 common shares	**¥55**	¥45	¥30	¥30	¥30	**$0.47**

Notes: 1. The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥118=US$1. See Note 1 to the consolidated financial statements.

2. The Company has not accounted for a nonmonetary security exchange transaction that occurred during the year ended March 31, 1997 in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.

3. Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.

4. Cash dividends per common share are based on dividends paid during the year.

5. The figures of the consolidated statements of income from 2003 through 2006 related to the retail finance business have been reclassified to conform to the current year presentation. See Note 1 to the consolidated financial statements.

6. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the figures of the consolidated statements of income for the prior years related to the discontinued operations have been separately reported from the ongoing operating results to conform with the current year presentation. See Note 19 to the consolidated financial statements.

1. REVENUES AND EARNINGS

Revenues

For the year ended March 31, 2007, revenues of the Company increased ¥61.7 billion (5.8%), to ¥1,127.5 billion ($9,555 million) from the prior year.

In the domestic market, revenues decreased ¥28.6 billion (4.5%), to ¥603.5 billion ($5,114 million). Revenues in Internal Combustion Engine and Machinery decreased due to lower sales of core farm equipment even though sales of construction machinery and engines increased steadily. Revenues in Pipes, Valves, and Industrial Castings also declined slightly owing to a decrease in sales of industrial castings, while sales of ductile iron pipes and plastic pipes stayed at the same level as in the prior year. Revenues in Environmental Engineering decreased substantially due mainly to severe market conditions. On the contrary, revenues in Other increased chiefly due to sales expansion of vending machines.

On the other hand, revenues in overseas markets increased ¥90.3 billion (20.8%), to ¥524.0 billion ($4,440 million) from the prior year. In North America, sales of newly introduced mid-size tractors expanded substantially and sales of construction machinery and engines also increased. In Europe, sales of tractors, construction machinery, and engines all increased. In Asia outside Japan, a large increase in sales of farm equipment for rice farming continued. As a consequence, the ratio of overseas revenues to consolidated revenues rose 5.8 percentage points, to 46.5%.

Revenues by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥746.8 billion ($6,329 million), 10.8% higher than the prior year, comprising 66.3% of consolidated revenues. Domestic revenues decreased 4.1%, to ¥258.3 billion ($2,189 million), and overseas revenues increased 20.7%, to ¥488.5 billion ($4,140 million). This segment comprises farm equipment, engines, and construction machinery.

In the domestic market, sales of farm equipment declined because of lackluster market conditions. In the domestic market for farm equipment, new government agricultural policies have been introduced, and the implementation of these measures is resulting in structural changes within the agricultural sector, *leading* to a postponement of equipment purchases, principally among medium-sized farms. Within this market environment, to revitalize the operations, the Company implemented sales expansion policies carefully tailored to various customer groups and was able to increase its market share; however, these efforts did not compensate for the market slump. On the other hand, sales of construction machinery rose significantly due to steady demand for construction machinery, the introduction of new models, and the expansion of sales to major machinery rental companies. In addition, sales of engines, mainly to manufacturers of construction and industrial machinery, showed steady expansion.

In overseas markets, sales of tractors, the Company's core product, expanded steadily. In the United States, sales of mid-size tractors showed marked expansion accompanying the introduction of new models, while sales of small-sized tractors weakened along with the slowdown in housing starts. In Europe, sales of tractors showed strong expansion as the Company introduced new products and implemented an active marketing program. Moreover, in Asia outside Japan, sales of tractors sustained a high rate of growth in Thailand, where demand for tractors is expanding rapidly.

Sales of construction machinery reported steady expansion in Europe, the principal overseas market of construction machinery, due to rising demand coupled with the introduction of new products. Sales of construction machinery in North America also increased. In addition, sales of engines in Europe and the United States grew steadily, and sales of combine harvesters in China increased rapidly.

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings were ¥194.2 billion ($1,646 million), 2.4% higher than the prior year, comprising 17.2% of consolidated revenues. Domestic revenues decreased 2.2%, to ¥163.4 billion ($1,385 million), and overseas revenues increased 36.7%, to ¥30.8 billion ($261 million). This segment comprises pipes, valves, and industrial castings.

Revenues
(Billions of Yen)


934.8
939.2
994.5
1,065.7
1,127.5
'03
'04
'05
'06
'07

In the domestic market, demand for ductile iron pipes and plastic pipes was lackluster, but the Company was able to slightly increase sales of plastic pipes by raising prices, while sales of ductile iron pipes declined marginally. Sales of industrial castings expanded, mainly to the private sector, such as the steel and energy industries, but sales of products to the public sector fell sharply.

In overseas markets, exports of ductile iron pipes to the Middle East were robust, and sales of industrial castings continued to increase substantially, owing to high levels of private-sector capital expenditures.

3) Environmental Engineering

Revenues in Environmental Engineering were ¥90.6 billion ($768 million), 17.5% lower than the prior year, comprising 8.0% of consolidated revenues. Domestic revenues decreased 17.6%, to ¥86.5 billion ($733 million), and overseas revenues decreased 16.8%, to ¥4.1 billion ($35 million). This segment comprises environmental control plants and pumps.

In the domestic market, the operating environment continued to be extremely challenging because of the decline in public-sector demand and the drop in sales prices due to more intense competition. In addition, suspension of designated pre-approved suppliers due to compliance issues had a major negative impact. As a result, the Water & Sewage Engineering Division and Pumps Division suffered a substantial decline in revenue. Overseas revenues also declined due to a decrease in sales of pumps, which is the main export product in this segment.

4) Other

Revenues in Other were ¥95.8 billion ($812 million), 4.1% higher than the prior year, comprising 8.5% of consolidated revenues. Domestic revenues increased 4.9%, to ¥95.3 billion ($808 million), and overseas revenues decreased 60.0%, to ¥0.5 billion ($4 million). This segment comprises vending machines, electronic equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums, and other business. Sales of construction fell sharply because of the Company's realignment measures, including the discontinuance of receiving orders from the public sector as an original contractor. Sales of vending machines, condominiums, and air-conditioning equipment increased favorably, while sales of electronic equipped machinery and septic tanks declined.

Cost of Revenues, SG&A Expenses, and Loss from Disposal and Impairment of Business and Fixed Assets

The cost of revenues increased 5.4% from the prior year, to ¥794.7 billion ($6,735 million). The cost of revenues as a percentage of consolidated revenues decreased 0.2 percentage point, to 70.5%. The decrease in the ratio was attributable to ongoing activities for cost reductions and controls as well as the increased efficiency of the manufacturing process.

Selling, general, and administrative (SG&A) expenses increased 7.2% from the prior year, to ¥199.4 billion ($1,689 million). The ratio of SG&A expenses to revenues increased 0.2 percentage point, to 17.7%. This increase was mainly due to increases in overseas subsidiaries' SG&A expenses resulting from sales expansion.

Loss from disposal and impairment of businesses and fixed assets decreased 34.9% from the prior year, to ¥3.1 billion ($26 million). This loss arose chiefly from the restructuring of construction businesses.

Operating Income

Operating income climbed ¥9.3 billion (7.7%), to ¥130.3 billion ($1,105 million) from the prior year, the highest level in the Company's history. By segment, operating income in Internal Combustion Engine and Machinery expanded substantially, supported by the increase in revenues and the positive effect of the weakening of the yen. Pipes, Valves, and Industrial Castings also reported a gain in operating income owing to continued cost-cutting, including reductions in fixed expenses, and higher revenues in overseas markets. Environmental Engineering, however, posted a substantial decline in profitability and reported an operating loss accompanying the decline in sales prices. Operating income in Other, however, showed steady expansion, as a result of increased sales of vending machines and other products.



Operating Income
(Billions of Yen)
5.7
3.2
9.5
11.4
11.6
52.9
29.9
94.1
121.1
130.3
'03
'04
'05
'06
'07
The ratio of operating income to revenues (%)

Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥124.9 billion ($1,059 million), a 12.9% increase; Pipes, Valves, and Industrial Castings, operating income of ¥22.0 billion ($187 million), a 14.3% increase; Environmental Engineering, operating loss of ¥5.6 billion ($48 million), as compared to operating income of ¥4.3 billion; and Other, operating income of ¥7.1 billion ($60 million), a 226.9% increase.

Other Income

Other income, net, was ¥1.2 billion ($10 million), a decrease of ¥18.2 billion from the prior year. The reason for this substantial decrease was the absence of a gain of ¥15.9 billion from the nonmonetary exchange of securities of UFJ Holdings, Inc., resulting from the merger of Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings, Inc., in the prior year.

Income from Continuing Operations before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥131.6 billion ($1,115 million), a decrease of ¥9.0 billion from the prior year.

Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income taxes decreased 12.7% from the prior year, to ¥49.0 billion ($415 million). The effective tax rate was 37.2%.

Minority interests in earnings of subsidiaries increased ¥1.3 billion, to ¥6.2 billion ($53 million). Equity in net income of affiliated companies decreased ¥0.3 billion from the prior year, to ¥1.4 billion ($11 million). The increase in minority interests in earnings of subsidiaries resulted from the favorable operating performances of overseas subsidiaries.

Income from Continuing Operations

Income from continuing operations was ¥77.7 billion ($659 million), compared with ¥81.1 billion in the prior year.

Loss from Discontinued Operations, Net of Taxes

Loss from discontinued operations, net of taxes, was ¥1.3 billion ($11 million) in the year under review and ¥0.1 billion in the prior year. This loss resulted from the withdrawal from industrial-waste disposal business and the liquidity of a subsidiary engaged with that business.

Net Income

Due to the factors described above, net income decreased ¥4.6 billion, to ¥76.5 billion ($648 million). Return on shareholders' equity decreased 2.8 percentage points, to 12.1%, from the prior year.

Income per ADS

Basic net income per ADS (five common shares) was ¥295 ($2.50), as compared to ¥311 in the prior year.

Dividends

The Company has decided to pay ¥35 per ADS as year-end cash dividends. Accordingly, including the interim dividend of ¥25 per ADS already paid, the total dividends for the entire fiscal year will be ¥60 per ADS, which will be ¥10 per ADS higher than the prior year.

The Company's basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buybacks and the cancellation of treasury stock. For reference's sake, the Company purchased 7.98 million shares outstanding (¥8.5 billion) and retired 7.95 million shares of treasury stock (¥8.5 billion) during the year under review.

Net Income (Loss)
(Billions of Yen)



-8.0
11.7
117.9
81.0
76.5
'03
'04
'05
'06
'07

Comprehensive Income

Comprehensive income was ¥67.3 billion ($570 million), ¥73.0 billion lower from the prior year. This decrease was mainly due to a decrease in unrealized gains on securities.

2. FINANCE AND LIQUIDITY MANAGEMENT

Finance and Liquidity Management

The Company's financial policy is to ensure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet. Through cash and cash equivalents, other current assets, cash flows provided by operating activities, and borrowing, the Company is in a position to fully finance the expansion of its business, R&D, and capital expenditures for current and future business projects. The specific methods of obtaining financing available to the Company are borrowing from financial institutions, the securitization of trade receivables, establishing committed lines of credit, and the issuance of bonds and commercial paper (CP) in the capital markets.

Annual interest rates of short-term borrowings ranged primarily from 0.81% to 5.77% at March 31, 2007. The weighted average interest rate on such short-term borrowings was 5.3%. As for long-term debt, interest rates were primarily fixed, and the weighted average interest rate on such long-term debt at March 31, 2007 was 3.6%.

In North America, the Company maintains an accounts receivable securitization program of trade receivables and finance receivables. The Company may sell both trade and finance receivables through independent securitization trusts. Trade receivables and finance receivables sold under the securitization program are excluded from receivables in the accompanying consolidated balance sheets.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥20.0 billion ($169 million) with certain Japanese banks. However, the Company currently does not use these lines. In the United States, Europe, and Asia, the Company maintains adequate uncommitted lines of credit with financial institutions. The Company also maintains a CP program allowing for the issuance of CP of up to ¥100.0 billion ($847 million). There was no outstanding issue of CP as of the end of March 2007.

The Company utilizes Group financing. With Group financing, the Company centralizes and pursues the efficiency of cash management domestically through the Kubota Cash Management System, under which the excess or shortage of cash at most of its subsidiaries in Japan is invested or funded, as necessary.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company carefully monitors its interest-bearing debt excluding debt related to sale financing programs. The Company is providing sale financing programs to support machinery sales in North America, Japan, and Thailand. The Company believes an increase of debt related to sales financing programs is a result of business expansion. At the end of March 2007, the amount of interest-bearing debt was ¥349.9 billion ($2,965 million). Of the ¥349.9 billion, ¥329.9 billion was borrowings from financial institutions, and the remaining ¥20.0 billion consisted of corporate bonds.

The amount of working capital decreased ¥1.4 billion, to ¥240.4 billion ($2,037 million), from the prior year-end. Additionally, the ratio of current assets to current liabilities decreased 5.1 percentage points, to 141.7%. The primary reason for this decrease was an increase in the current portion of long-term debt. There is some seasonality to the Company's liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments are collected during April through June each year.

All things considered, the Company believes that it can support its current and anticipated capital and operating expenditures for the foreseeable future. The currencies in which the Company has its debt are mainly Japanese yen and U.S. dollars. There are no restrictions regarding the manner in which the funds may be used.

Total Assets
(Billions of Yen)


1,130.0
1,124.2
1,193.1
1,405.4
1,502.5
'03
'04
'05
'06
'07

Ratings

The Company has obtained a credit rating from Rating and Investment Information, Inc. (R&I), a rating agency in Japan, to facilitate access to funds from the capital market in Japan. The Company's current ratings are "A+" for long-term debt and "a-1" for short-term debt as of March 2007 and its outlook is stable. The Company's favorable credit rating provides it access to capital markets and investors.

ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

Assets

Total assets at the end of March 2007 amounted to ¥1,502.5 billion ($12,733 million), an increase of ¥97.1 billion (6.9%) from the end of the prior year.

Current assets were ¥817.1 billion ($6,925 million), an increase of ¥58.9 billion from the prior year-end. Current assets increased substantially due mainly to increases in inventories and short-term finance receivables resulting from business expansion in Internal Combustion Engine and Machinery. Inventory turnover dropped 0.5 point, to 5.9 times.

In addition to the increase in current assets, investments and long-term finance receivables increased ¥24.6 billion, to ¥398.9 billion ($3,381 million). Long-term finance receivables increased substantially resulting from a sales increase in North America, while other investments decreased owing to a decrease in the unrealized gain on securities. Property, plant, and equipment increased ¥11.3 billion, to ¥237.6 billion ($2,014 million), due to an increase in capital expenditures. Other assets slightly increased ¥2.3 billion, to ¥48.9 billion ($414 million).

Liabilities

Total liabilities amounted to ¥806.8 billion ($6,837 million), an increase of ¥36.8 billion (4.8%) from the end of the prior year.

Current liabilities were ¥576.7 billion ($4,887 million), an increase of ¥60.2 billion from the prior year-end. Trade notes and accounts payable increased due to an increase in inventories, and interest-bearing debt increased due to increases in short- and long-term finance receivables. In addition, income taxes payable also increased.

On the other hand, long-term liabilities decreased ¥23.4 billion, to ¥230.1 billion ($1,950 million), because accrued retirement and pension costs decreased largely due to an application of a new accounting standard for pensions.

Minority Interests

Minority interests amounted to ¥36.1 billion ($306 million), an increase of ¥7.2 billion (24.8%) from the end of the prior year as a result of favorable results of operations of foreign subsidiaries.

Shareholders' Equity

Total shareholders' equity amounted to ¥659.6 billion ($5,590 million), an increase of ¥53.2 billion (8.8%) from the end of the prior year.

Retained earnings increased ¥53.7 billion, to ¥376.8 billion ($3,193 million) from the prior year-end due to the recorded net income. Though the unrealized gains on securities decreased, accumulated other comprehensive income remained at the same level as the prior year-end due mainly to the recorded pension liability adjustment with an application of the new accounting standard for pensions. The Company repurchased ¥8.5 billion ($72,102 million) of treasury stock and retired ¥8.5 billion ($71,898 million) during the year under review.

The shareholders' equity ratio* was 43.9%, 0.7 percentage point higher than at the prior year-end. The debt-to-equity ratio** was 53.0%, 2.1 percentage points lower than at the prior year-end.

* Shareholders' equity ratio = shareholders' equity / total assets

** Debt-to-equity ratio = interest-bearing debt / shareholders' equity

Total Shareholders' Equity
(Billions of Yen)


315.4
391.1
481.0
606.5
659.6
28
35
40
43
44
'03
'04
'05
'06
'07
Shareholders' equity ratio (%)

Off-Balance Sheet Arrangements

The Company utilizes accounts receivable securitization programs, which are important for the Company to broaden its funding sources and raise cost-effective funds. In the programs, the Company sells the receivables to wholly owned special-purpose entities ("SPEs"), which in turn transfer the receivables to bankruptcy-remote independent securitization trusts (the "Trusts"). At the time the receivables are sold to the Trusts, the receivables are removed from the consolidated balance sheet of the Company. The Company retains servicing responsibilities and subordinated interests. The purchaser has no recourse to the Company's other assets for failure of debtors to pay when due. The Company's interest in sold receivables is subordinate to the purchaser's interest, and the Company serves as credit enhancements for the securities issued by the Trusts. The value of the Company's interest in sold receivables is subject to credit, repayment, dilution, and interest rate risks on sold receivables. The Company is obligated to repurchase any receivable if the interest of the administrative agent is materially adversely affected by a breach of representation or warranty made by the SPEs.

The Company provides guarantees to distributors, including affiliated companies, and customers for their borrowing from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2007 was ¥949 million ($8,042 thousand).

Contractual Obligations

The following summarizes contractual obligations at March 31, 2007.

	Millions of Yen				
		Payments Due by Period			
Year Ended March 31, 2007	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term borrowings	¥128,365	¥128,365	¥ —	¥ —	¥ —
Capital lease obligations	6,577	3,253	3,028	254	42
Long-term debt	214,957	68,176	114,603	19,046	13,132
Deposits from customers	2,522	2,522	—	—	—
Operating lease obligations	1,785	682	680	178	245
Commitments for capital expenditures	3,819	3,819	—	—	—
Interest payments	13,082	6,269	5,888	744	181
Total	¥371,107	¥213,086	¥124,199	¥20,222	¥13,600

	Thousands of U.S. Dollars				
		Payments Due by Period			
Year Ended March 31, 2007	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term borrowings	$1,087,839	$1,087,839	$ —	$ —	$ —
Capital lease obligations	55,737	27,568	25,661	2,152	356
Long-term debt	1,821,670	577,763	971,212	161,407	111,288
Deposits from customers	21,373	21,373	—	—	—
Operating lease obligations	15,127	5,780	5,762	1,509	2,076
Commitments for capital expenditures	32,364	32,364	—	—	—
Interest payments	110,864	53,127	49,898	6,305	1,534
Total	$3,144,974	$1,805,814	$1,052,533	$171,373	$115,254

The Company's contributions to pension plans for the year ending March 31, 2008 are expected to be ¥13,562 million ($114,932 thousand).

3. CASH FLOWS

Net cash provided by operating activities during the year under review was ¥96.8 billion ($821 million), an increase of ¥9.0 billion from the prior year. Although net income decreased from the prior year, the Company's cash position was not affected, because the primary reason for the decrease of net income was the absence of the gain on nonmonetary exchange of securities in the prior year. The increase in net cash provided by operating activities was mainly due to the favorable performance of business operations.

Net cash used in investing activities was ¥90.0 billion ($763 million), an increase of ¥28.7 billion from the prior year. Purchases of fixed assets increased due to an increase in capital expenditures. In addition, cash provided by proceeds from sales of property, plant, and equipment, proceeds from sales of investments, and proceeds from sales of finance receivables decreased. Accordingly, net cash used in investing activities increased substantially.

Net cash used in financing activities was ¥16.8 billion ($143 million), an increase of ¥6.6 billion from the prior year. Although purchases of treasury stock decreased, repayment of short-term borrowings and increased cash dividends increased net cash used in financing activities.

As a result, including the effect of exchange rate changes, cash and cash equivalents at the end of March 2007 were ¥82.6 billion ($700 million), a decrease of ¥9.3 billion from the prior year.

4. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of the consolidated financial statements requires management to make estimates and assumptions on the selection and application of significant accounting policies. The Company reviews these estimates and assumptions periodically. Actual results may differ from estimated results. The following critical accounting policies that affect financial conditions and operations require management to make significant estimates and assumptions:

Inventory Valuation

Completed real estate projects are stated at the lower of acquisition cost or fair value, less estimated costs to sell. The fair values of those assets are estimated based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless those assets are impaired. If carrying amounts of those assets exceed the undiscounted future cash flows expected to be realized from them, those assets are considered impaired, and an impairment loss is measured based on the amount by which the carrying value exceeds the fair value of those assets. If the market conditions and demand in the housing business are less favorable than management's projection, additional write-downs may be required.

Impairment of Investments

The Company classifies all its debt securities and marketable equity securities as available for sale. When a decline in the value of the marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates the extent to which cost exceeds market value, the duration of market declines, and other key measures. Other non-marketable securities are stated at cost and reviewed periodically for impairment. If equity markets decline or operating results of the issuer of the security become worse, additional impairment losses may be required in the future.

Allowance for Doubtful Receivables

The Company evaluates the collectibility of the notes and accounts receivable, with the estimate based on various judgments, including the customers' financial conditions, historical experience, and the current economic circumstances. If the customers' financial conditions or current economic circumstances become worse, additional allowances may be required in the future.

Deferred Tax Assets

The Company provides a valuation allowance for deferred tax assets with a valuation allowance to adjust the carrying amount when it is more likely than not that the deferred tax assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and tax planning strategies. If future taxable income is lower than expected due to a change in economic circumstances and poor operating results, significant adjustments to deferred tax assets may be required.

Impairment of Long-Lived Assets

When events and circumstances indicate that the carrying amount of long-lived assets to be held and used may not be recoverable and the carrying amounts of those assets exceed the undiscounted future cash flows, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. Fair value is determined primarily using anticipated future cash flows discounted at a rate commensurate with the risk involved. If estimates of future cash flows fall below management's projection due to an unexpected change in economic circumstances, additional impairment may be required.

Retirement and Pension Plans

Benefit obligations and periodic benefit cost are valued based on assumptions developed by the Company and used by actuaries in calculating such amounts. These assumptions include the discount rate, retirement rate, timing of estimated average promotion, mortality rate, expected rate of return on plan assets, and other factors. These assumptions are based upon current statistical data and are reviewed every fiscal year.

To determine the discount rate, the Company considers current market interest rates. The Company assumed that the discount rate was 2.5% for the years ended March 31, 2007, 2006, and 2005. A further decrease of 50 basis points in the discount rate would increase the benefit obligations as of March 31, 2007 by approximately ¥8.1 billion ($69 million).

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years, the current and expected components of plan assets, and anticipated market trends. An actual return on plan assets in the past 10 years at March 31, 2007 was 3.4%, and an asset allocation assumption was 55% on fixed income securities with an expected rate of return of 1.0%, and 45% on equity securities with an expected rate of return of 5.5% for the year ended March 31, 2006 and thereafter. The Company assumed that the long-term rate of return on plan assets was 3.0% for the years ended March 31, 2007 and 2006, and 3.5% for the year ended March 31, 2005. A decrease of 50 basis points in the expected rate of return on plan assets would result in an increase of periodic benefit cost for the year ending March 31, 2008 of approximately ¥0.5 billion ($4 million).

The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants' remaining service period. Accordingly, significant unrecognized actuarial gains or losses may have a material effect on periodic benefit cost in the next fiscal year.

From the fiscal year ended March 31, 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)." The Company recognizes its overfunded or underfunded status of the defined benefit postretirement plan as an asset or liability in the consolidated balance sheets with a corresponding adjustment to pension liability adjustment in accumulated other comprehensive income, net of tax. The adoption of the statement has no effect on the consolidated statements of income.

Revenue Recognition for Long-Term Contracts

Long-term contracts are accounted for using the percentage of completion method. The Company believes that it is able to develop reasonably dependable estimates of the extent of progress toward completion of individual contracts. Concerning the method of measuring the extent of progress toward completion, the Company uses the cost-to-cost method in measuring the extent of progress toward completion.

Generally, output measures are considered to be the best measures of progress toward completion. But, in the case of the Company, most contracts with customers include the delivery and installation of component units. Accordingly, the extent of progress toward completion cannot be properly measured. The Company deems that the measuring method based on the accrual cost method is the most appropriate. Among the various input measure methods available, the Company believes the cost-to-cost method to be preferable to others, such as labor hours, labor cost, machine hours, or material quantities.

The Company's senior management and the Board of Corporate Auditors had proactive discussions about these critical accounting policies, and they agreed that estimates and assumptions were appropriate in light of the current and expected market conditions, the Company's businesses, and numerous other factors.

5. BUSINESS RISKS

Declines in economic conditions in Kubota's major markets, including private-sector capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company's products. Accordingly, revenues of the Company may be sensitive to declines in general economic conditions, including private-sector capital expenditure, construction investment, and domestic public investment. In addition, governmental agricultural policies may affect domestic sales of agriculture-related products. In overseas markets, especially those of North America and Europe, sales of the Company's products, such as utility/compact tractors, may also be adversely affected by declines in general economic conditions, including private consumption and residential construction investment in those regions.

Fluctuations of foreign exchange rates, including a stronger yen, may reduce revenues and adversely affect the results of operations of the Company.

The Company has overseas revenues and manufacturing subsidiaries. The financial results of each overseas subsidiary are consolidated into the results of the parent company after translation into Japanese yen. In addition, the transactions between the parent company and overseas subsidiaries or customers are generally denominated in the local currencies. The payments received in local currencies on such transactions are converted to Japanese yen. As a result, fluctuations in foreign exchange rates will affect the consolidated financial results.

The Company is subject to the risks of international operations.

In some businesses of the Company, substantial overseas operations are conducted. Accordingly, the Company is subject to a number of risks inherent in doing business in those markets. Such risks may affect revenues and profitability of the Company or they may hinder growth of the Company in specific countries. The following risks are important concerns for the Company:

- Unexpected changes in international, or in an individual country's, tax regulations
- Unexpected legal or regulatory changes in a country
- Difficulties in retaining qualified personnel
- Underqualified technological skills or instability between management and employee unions in developing countries
- Political instability in those countries

The major markets with the previously mentioned risks are markets in the United States, the EU, and Asian countries. Among the United States, the EU, and Asian countries, which are major markets for the Company, risks in Asian countries seem to be relatively higher than those of other regions.

The Company utilizes estimates on some accounts in the consolidated financial statements, which may require additional accruals due to unanticipated changes in the basis of assumptions.

The Company appropriately records its employee benefit obligations, valuation of inventories, valuation allowances for deferred tax assets, probability of collection of notes and accounts receivable, impairment losses on long-lived assets, and revenue recognition for long-term contracts in the consolidated financial statements based on the information that it has available. However, these are based on various assumptions about future economic results. If actual results differ from any of these assumptions, unanticipated additional accruals may be required.

Strategic alliances, mergers, and acquisitions may not generate successful results as planned.

The Company expects to use strategic alliances, mergers, and acquisitions to seek further growth. The success of these activities depends on such factors as the Company's business environment, the ability of its business counterparts, and whether the Company and its counterparts share common goals. Therefore, if these activities are not successful and returns on related investments are lower than expected, the Company may lose competitiveness in relevant markets. Consequently, the Company's profitability may deteriorate.

The Company may not be able to successfully create new businesses or businesses complementary to the current ones.

As part of its structural renovation, the Company is attempting to cultivate new businesses or businesses that are complementary to the current ones. However, in those markets, there are numerous competitors, and competition will be very harsh. If the Company fails to develop the required personnel or abilities to produce and market appropriate products, subsequent impairment charges may be taken, or there may be a negative impact on the Company's financial position.

Impairment losses on investments in marketable securities may occur as a result of stock market fluctuations.

As of March 31, 2007, the Company owns securities with a fair value of approximately ¥203.7 billion ($1,726 million). Most of these securities are equity securities, and, accordingly, depending on stock market fluctuations, unrealized and realized losses may occur.

In each of its businesses, Kubota is subject to intensifying competitive pressures. The Company must compete successfully to maintain revenues and profits.

The Company is exposed to severe competition in each of its businesses. Unless the Company surpasses other companies in such areas as terms of trade, R&D, and quality, revenues and/or net income may decrease in the future.

The Company may be required to incur significant financial expenses if its products and services are alleged to have serious defects.

If the Company's products and services are alleged to have serious defects, the Company may have liability for significant damages. Such damages and other associated expenses may have a material effect on the Company's consolidated results of operations and financial position. If such claims are asserted, the Company may lose the confidence of the public and suffer a reduction in its brand value, which may result in decreased revenues or demand for its products.

The Company is subject to various environmental laws and regulations, and may be required to incur considerable expenses in order to comply with such laws and regulations.

The Company is subject to various environmental laws and regulations that apply to its products and activities. If these environmental laws and regulations, such as those that impose carbon dioxide emission controls, emission controls, and usage restrictions for certain materials which are used in the Company's products, are strengthened or newly established in jurisdictions in which the Company conducts its businesses, the Company may be required to incur considerable expenses in order to comply with such laws and regulations. Such expenses may have a material effect on the Company's consolidated results of operations and financial position. To the extent that the Company determines that it is not economical to continue to comply with such laws and regulations, the Company may have to curtail or discontinue its activities in the affected business areas.

The Company may be required to incur significant expenses in connection with environmental damage its activities may allegedly cause.

Claims may arise that the Company's activities have caused environmental contamination, including the release of hazardous materials or air pollution, water pollution, and/or soil contamination. In such an event, the Company may elect or be required to implement costly corrective actions to resolve any issues associated with the release or presence of such hazardous materials or contamination and may face associated litigation. These factors may have a material effect on the Company's consolidated results of operations and financial position.

The Company may be required to incur significant expenses relevant to asbestos-related issues.

The Company previously manufactured products containing asbestos from 1954 to 2001. The Company may be required to incur various expenses, including payments to the individual concerned or face lawsuits related to the asbestos-related health hazards of employees (including former employees) who engaged in the manufacturing of products containing asbestos, and residents who lived near the Company's factory at which these products were manufactured. If such expenses become significant or any lawsuits result in judgments unfavorable to the Company, there may be a material adverse effect on the Company's consolidated results of operations, financial position, and its liquidity.

The Company may experience a material effect on its consolidated results of operations and financial position if it faces issues related to compliance.

The Company has declared its intention to conduct its corporate activities in compliance with legal regulations and ethical principles, and to exert efforts to cause all management and staff of the Group companies not to act in violation of various legal regulations, ethical standards or internal regulations. However, in the event that compliance issues arise notwithstanding such efforts, there is a possibility that the Company may be subject to disciplinary action by government ministries supervising its activities or to lawsuits, or may suffer a loss of public confidence, that could have a material effect on the Company's consolidated results of operations and financial position.

Damage by natural disasters

Japan is a country with frequent earthquakes. In case of a strong earthquake or related tidal wave, the Company may be affected in the operation of its manufacturing, logistics, and sales activities, and may lose revenues and profits depending on the severity of the earthquake or tidal wave. Japan also is hit by typhoons very frequently. In case major plants are struck by a large and powerful typhoon, the Company's operations may suffer great losses.

6. MARKET RISKS

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, the Company conducts its derivative transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. The counterparties for the Company's derivative transactions are financial institutions with high creditworthiness; therefore, the Company does not anticipate any credit losses on such transactions. For more specific details, please refer to Note 15 to the consolidated financial statements.

7. RESEARCH AND DEVELOPMENT

R&D expenses were ¥22.9 billion ($194 million), an increase of ¥0.2 billion from the prior year, and its ratio to revenues declined 0.13 percentage point, to 2.03%. R&D expenses were mainly spent on R&D activities of the Internal Combustion Engine and Machinery segment.

8. CAPITAL EXPENDITURES

Capital expenditures amounted to ¥44.7 billion ($379 million), a 32.3% increase from the prior year. Capital expenditures were spent primarily on expanding production capacity, including building a new factory, and acquiring land. The amount of depreciation expense was ¥25.1 billion ($213 million), ¥0.1 billion less than the prior year. The funds for these capital expenditures were mainly provided by internal operations. The principal capital expenditures as of March 31, 2007 were related to expansion of capacity for engine manufacturing.

9. MATTERS RELATED TO THE HEALTH HAZARD OF ASBESTOS

Background

Until 1995, the Company's plant in Amagasaki, Hyogo Prefecture, which is now a Company office, had produced products containing asbestos. In April 2005, the Company was advised that some residents who lived near the former plant suffered from mesothelioma, a form of cancer that is said to be mainly caused by the aspiration of asbestos. After discussing this issue with those patients and their private support groups, and deliberating internally and consulting with outside advisers, the Company announced its intention in June 2005 to act seriously and faithfully concerning various issues of the health hazard of asbestos from the viewpoint of corporate social responsibility (CSR) as a company that had once manufactured products containing asbestos for a long time.

According to the Company's basic policy, the Company started the program of consolation payments to patients with mesothelioma who lived near the former plant and to the families of residents who died from mesothelioma. In April 2006, the Company decided to establish the relief payment system in place of the consolation payment system and make additional payment to the residents to whom consolation payment or condolence payment were eligible to be paid or payable.

With regard to current and former employees of the Company who are suffering from, or died of, asbestos-related diseases, the Company has paid, or is paying, compensation in accordance with policies that were established in the early 1990s, which include compensation for medical expenses, special health checkups for retired employees, and certain additional payments to workers' compensation that are not required by law but are voluntarily made by the Company.

As a result of the asbestos issue becoming an object of public concern, the Japanese government newly established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases ("New Asbestos Law") in March 2006. Based on the New Asbestos Law, a Fund for the Relief of Patients Suffering from Asbestos-Related Diseases (the "Fund") was established, and the Fund, from which the relief aid is paid, is funded by the national government, municipal governments, and business entities. The payment of contribution to the Fund by each business entity shall commence from the year ending March 31, 2008.

Contingencies Regarding Asbestos-Related Matters

The Company expenses the payments for the health hazard of asbestos based on the Company's policies and procedures. The amounts of these expenses during the year under review were approximately ¥4.0 billion. The Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to asbestos issues. However, the Company believes asbestos-related issues contain potentially material risks for the Company's consolidated results of operations, financial position, and its liquidity.

10. OUTLOOK FOR THE NEXT FISCAL YEAR

Financial Outlook

The Company forecasts consolidated revenues for the year ending March 31, 2008 will slightly increase from the year under review. In the domestic market, revenues in Pipes, Valves, and Industrial Castings are expected to increase. However, revenues in Internal Combustion Engine and Machinery are forecast to decrease slightly and revenues in Environmental Engineering and Other are forecast to decrease substantially. As a result, total domestic revenues are estimated to decrease from those of the year under review. As for overseas revenues, the Company expects higher revenues than in the year under review due to steady expansion of revenues in Internal Combustion Engine and Machinery.

The Company forecasts that operating income will almost be at the same level as in the year under review. Although a favorable swing of exchange rates mainly against the euro as well as corporate-wide cost reductions will have a favorable effect on profitability, the price increases in raw materials will cause downward pressure on operating income. The Company expects income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies, and net income for the next fiscal year to be also almost at the same level as in the year under review.

Cautionary Statements with Respect to Forward-Looking Statements

This document may contain forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in the forward-looking statements due to a variety of factors, including, and without limitation, general economic conditions in the Company's markets, particularly government agricultural policies; levels of capital expenditures, both in the public and private sectors; foreign currency exchange rates; continued competitive pricing pressures in the marketplace; as well as the Company's ability to continue to gain acceptance of its products among the public.

■ SEGMENT INFORMATION

The following segment information for the years ended March 31, 2007 and 2006, which is required under the regulations of the Securities and Exchange Law of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Industry Segments

Year Ended March 31, 2007	Millions of Yen						
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:							
Unaffiliated customers	**¥746,808**	**¥194,224**	**¥90,613**	**¥ 95,811**	**¥1,127,456**	**¥ —**	**¥1,127,456**
Intersegment	**22**	**768**	**340**	**16,893**	**18,023**	**(18,023)**	**—**
Total	**746,830**	**194,992**	**90,953**	**112,704**	**1,145,479**	**(18,023)**	**1,127,456**
Cost of revenues and operating expenses	**621,926**	**172,985**	**96,568**	**105,577**	**997,056**	**53**	**997,109**
Operating income (loss)	**¥124,904**	**¥ 22,007**	**¥ (5,615)**	**¥ 7,127**	**¥ 148,423**	**¥ (18,076)**	**¥ 130,347**
Identifiable assets at March 31, 2007	**¥862,298**	**¥197,555**	**¥68,742**	**¥ 97,192**	**¥1,225,787**	**¥276,745**	**¥1,502,532**
Depreciation	**16,241**	**4,776**	**590**	**1,305**	**22,912**	**2,182**	**25,094**
Loss from impairment	**12**	**—**	**138**	**—**	**150**	**298**	**448**
Capital expenditures	**30,308**	**4,549**	**647**	**1,830**	**37,334**	**7,381**	**44,715**

Year Ended March 31, 2006	Millions of Yen						
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:							
Unaffiliated customers	¥674,087	¥189,708	¥109,864	¥ 92,077	¥1,065,736	¥ —	¥1,065,736
Intersegment	40	2,184	209	15,176	17,609	(17,609)	—
Total	674,127	191,892	110,073	107,253	1,083,345	(17,609)	1,065,736
Cost of revenues and operating expenses	563,517	172,637	105,783	105,073	947,010	(2,332)	944,678
Operating income	¥110,610	¥ 19,255	¥ 4,290	¥ 2,180	¥ 136,335	¥ (15,277)	¥ 121,058
Identifiable assets at March 31, 2006	¥760,001	¥181,740	¥ 92,996	¥ 81,461	¥1,116,198	¥289,204	¥1,405,402
Depreciation	15,284	5,308	575	1,492	22,659	2,508	25,167
Loss from impairment	61	82	59	836	1,038	—	1,038
Capital expenditures	25,482	3,585	389	1,479	30,935	2,870	33,805

Year Ended March 31, 2007	Thousands of U.S. Dollars						
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:							
Unaffiliated customers	**$6,328,881**	**$1,645,966**	**$767,907**	**$811,958**	**$ 9,554,712**	**$ —**	**$ 9,554,712**
Intersegment	**187**	**6,508**	**2,881**	**143,161**	**152,737**	**(152,737)**	**—**
Total	**6,329,068**	**1,652,474**	**770,788**	**955,119**	**9,707,449**	**(152,737)**	**9,554,712**
Cost of revenues and operating expenses	**5,270,560**	**1,465,974**	**818,373**	**894,720**	**8,449,627**	**449**	**8,450,076**
Operating income (loss)	**$1,058,508**	**$ 186,500**	**$ (47,585)**	**$ 60,399**	**$ 1,257,822**	**$ (153,186)**	**$ 1,104,636**
Identifiable assets at March 31, 2007	**$7,307,610**	**$1,674,195**	**$582,559**	**$823,661**	**$10,388,025**	**$2,345,297**	**$12,733,322**
Depreciation	**137,636**	**40,474**	**5,000**	**11,059**	**194,169**	**18,492**	**212,661**
Loss from impairment	**102**	**—**	**1,169**	**—**	**1,271**	**2,526**	**3,797**
Capital expenditures	**256,847**	**38,551**	**5,483**	**15,509**	**316,390**	**62,551**	**378,941**

Notes: 1. The Company changed the presentation of finance income and expenses from retail finance business, which are classified into "Revenues" and "Cost of revenues and operating expenses".
2. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the results of operations related to discontinued operations are eliminated from "Environmental Engineering", "Total", and "Consolidated".

Geographic Segments

Year Ended March 31, 2007	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Millions of Yen					
Revenues:						
Unaffiliated customers	¥637,881	¥325,188	¥164,387	¥1,127,456	¥ —	¥1,127,456
Intersegment	270,392	7,392	5,843	283,627	(283,627)	—
Total	908,273	332,580	170,230	1,411,083	(283,627)	1,127,456
Cost of revenues and operating expenses	810,520	297,951	152,193	1,260,664	(263,555)	997,109
Operating income	¥ 97,753	¥ 34,629	¥ 18,037	¥ 150,419	¥ (20,072)	¥ 130,347
Identifiable assets at March 31, 2007	¥745,943	¥452,994	¥131,412	¥1,330,349	¥172,183	¥1,502,532

Year Ended March 31, 2006	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Millions of Yen					
Revenues:						
Unaffiliated customers	¥660,379	¥286,335	¥119,022	¥1,065,736	¥ —	¥1,065,736
Intersegment	250,976	4,934	4,070	259,980	(259,980)	—
Total	911,355	291,269	123,092	1,325,716	(259,980)	1,065,736
Cost of revenues and operating expenses	807,439	264,498	111,616	1,183,553	(238,875)	944,678
Operating income	¥103,916	¥ 26,771	¥ 11,476	¥ 142,163	¥ (21,105)	¥ 121,058
Identifiable assets at March 31, 2006	¥730,366	¥390,122	¥ 80,353	¥1,200,841	¥204,561	¥1,405,402

Year Ended March 31, 2007	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Thousands of U.S. Dollars					
Revenues:						
Unaffiliated customers	$5,405,771	$2,755,831	$1,393,110	$ 9,554,712	$ —	$ 9,554,712
Intersegment	2,291,457	62,644	49,517	2,403,618	(2,403,618)	—
Total	7,697,228	2,818,475	1,442,627	11,958,330	(2,403,618)	9,554,712
Cost of revenues and operating expenses	6,868,813	2,525,009	1,289,771	10,683,593	(2,233,517)	8,450,076
Operating income	$ 828,415	$ 293,466	$ 152,856	$ 1,274,737	$ (170,101)	$ 1,104,636
Identifiable assets at March 31, 2007	$6,321,551	$3,838,932	$1,113,661	$11,274,144	$1,459,178	$12,733,322

Notes: 1. The Company changed the presentation of finance income and expenses from retail finance business, which are classified into "Revenues" and "Cost of revenues and operating expenses".
2. In accordance with SFAS No. 144, the results of operations related to discontinued operations are eliminated from "Japan", "Total", and "Consolidated".

Revenues by Region

Years Ended March 31, 2007 and 2006	Millions of Yen 2007		2006		Thousands of U.S. Dollars 2007
Japan	¥ 603,502	53.5%	¥ 632,128	59.3%	$5,114,424
Overseas:					
North America	323,092	28.7	284,586	26.7	2,738,068
Other Areas	200,862	17.8	149,022	14.0	1,702,220
Subtotal	523,954	46.5	433,608	40.7	4,440,288
Total	¥1,127,456	100.0%	¥1,065,736	100.0%	$9,554,712

Notes: 1. Revenues by region represent revenues to unaffiliated customers based on the customers' locations.
2. The Company changed the presentation of finance income from retail finance business, which is classified into "Revenues".
3. In accordance with SFAS No. 144, revenues from discontinued operations are eliminated from "Japan" and "Total".

Consolidated Balance Sheets

Kubota Corporation and Subsidiaries March 31, 2007 and 2006

ASSETS	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 1) 2007
Current assets:			
Cash and cash equivalents	**¥ 82,601**	¥ 91,858	**$ 700,008**
Notes and accounts receivable (Notes 3, 6, 7, 10 and 18):			
Trade notes	**82,491**	70,007	**699,076**
Trade accounts	**235,728**	242,865	**1,997,695**
Less: Allowance for doubtful notes and accounts receivable	**(2,011)**	(2,155)	**(17,042)**
Short-term finance receivables—net (Notes 5, 7 and 18)	**97,798**	79,116	**828,797**
Inventories (Note 2)	**205,658**	175,660	**1,742,864**
Other current assets (Notes 12 and 18)	**114,835**	100,873	**973,178**
Total current assets	**817,100**	758,224	**6,924,576**
Investments and long-term finance receivables:			
Investments in and advances to affiliated companies (Note 3)	**13,754**	13,145	**116,559**
Other investments (Note 4)	**215,130**	236,629	**1,823,136**
Long-term finance receivables—net (Notes 5, 7 and 18)	**170,031**	124,509	**1,440,941**
Total investments and long-term finance receivables	**398,915**	374,283	**3,380,636**
Property, plant, and equipment (Note 7):			
Land	**90,416**	82,978	**766,237**
Buildings	**208,529**	203,985	**1,767,195**
Machinery and equipment	**362,732**	367,150	**3,074,000**
Construction in progress	**8,216**	6,236	**69,627**
Total	**669,893**	660,349	**5,677,059**
Accumulated depreciation	**(432,247)**	(433,977)	**(3,663,110)**
Net property, plant, and equipment	**237,646**	226,372	**2,013,949**
Other assets (Notes 6, 8 and 12)	**48,871**	46,523	**414,161**
Total	**¥1,502,532**	¥1,405,402	**$12,733,322**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars (Note 1) 2007
Current liabilities:			
Short-term borrowings (Note 7)	**¥ 128,365**	¥ 132,209	**$ 1,087,839**
Trade notes payable	**30,487**	33,560	**258,364**
Trade accounts payable	**206,808**	186,901	**1,752,610**
Advances received from customers	**3,699**	7,311	**31,347**
Notes and accounts payable for capital expenditures	**20,895**	13,348	**177,076**
Accrued payroll costs	**28,277**	24,310	**239,636**
Accrued expenses	**32,498**	28,587	**275,407**
Income taxes payable	**23,945**	12,376	**202,924**
Other current liabilities (Notes 12 and 17)	**30,280**	27,816	**256,610**
Current portion of long-term debt (Note 7)	**71,429**	50,020	**605,331**
Total current liabilities	**576,683**	516,438	**4,887,144**
Long-term liabilities:			
Long-term debt (Note 7)	**150,105**	152,024	**1,272,076**
Accrued retirement and pension costs (Note 8)	**27,306**	53,633	**231,407**
Other long-term liabilities (Note 12)	**52,732**	47,925	**446,881**
Total long-term liabilities	**230,143**	253,582	**1,950,364**
Commitments and contingencies (Note 17)			
Minority interests	**36,069**	28,898	**305,670**
Shareholders' equity (Notes 9 and 14):			
Common stock,			
authorized 1,874,700,000 shares in 2007 and 2006, respectively			
outstanding 1,291,512,741 shares and 1,299,487,964 shares in 2007 and 2006, respectively	**84,070**	84,070	**712,458**
Capital surplus	**93,150**	93,150	**789,407**
Legal reserve	**19,539**	19,539	**165,585**
Retained earnings (Note 3)	**376,815**	323,116	**3,193,347**
Accumulated other comprehensive income	**86,247**	86,769	**730,907**
Treasury stock (406,439 shares and 381,216 shares in 2007 and 2006, respectively), at cost	**(184)**	(160)	**(1,560)**
Total shareholders' equity	**659,637**	606,484	**5,590,144**
Total	**¥1,502,532**	¥1,405,402	**$12,733,322**

Consolidated Statements of Income

Kubota Corporation and Subsidiaries Years Ended March 31, 2007, 2006, and 2005

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2007	2006	2005	**2007**
Revenues (Notes 3 and 5)	**¥1,127,456**	¥1,065,736	¥994,483	**$9,554,712**
Cost of revenues (Note 5)	**794,687**	753,952	716,495	**6,734,635**
Selling, general, and administrative expenses	**199,356**	186,017	182,498	**1,689,458**
Loss from disposal and impairment of businesses and fixed assets (Note 16)	**3,066**	4,709	1,414	**25,983**
Operating income	**130,347**	121,058	94,076	**1,104,636**
Other income (expenses):				
Interest and dividend income	**3,283**	2,807	1,942	**27,822**
Interest expense	**(1,219)**	(1,156)	(1,662)	**(10,330)**
Gain on sales of securities—net (Note 4)	**1,313**	4,703	1,604	**11,127**
Gain on nonmonetary exchange of securities (Note 1)	**997**	15,901	—	**8,449**
Subsidy from the government (Note 8)	**—**	—	58,571	**—**
Other—net (Note 11)	**(3,156)**	(2,792)	1,835	**(26,746)**
Other income, net	**1,218**	19,463	62,290	**10,322**
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	**131,565**	140,521	156,366	**1,114,958**
Income taxes (Note 12):				
Current	**48,008**	34,433	34,491	**406,848**
Deferred	**953**	21,634	13,625	**8,076**
Total income taxes	**48,961**	56,067	48,116	**414,924**
Minority interests in earnings of subsidiaries	**6,214**	4,938	3,442	**52,661**
Equity in net income of affiliated companies (Note 3)	**1,353**	1,633	2,324	**11,466**
Income from continuing operations	**77,743**	81,149	107,132	**658,839**
Income (loss) from discontinued operations, net of taxes (Note 19)	**(1,286)**	(115)	10,769	**(10,898)**
Net income	**¥ 76,457**	¥ 81,034	¥117,901	**$ 647,941**

	Yen			U.S. Dollars (Note 1)
Net income (loss) per common share (Note 13):				
Basic:				
Continuing operations	**¥60.00**	¥62.23	¥80.97	**$0.51**
Discontinued operations	**(0.99)**	(0.09)	8.14	**(0.01)**
Net income	**¥59.01**	¥62.14	¥89.11	**$0.50**
Diluted:				
Continuing operations	**¥60.00**	¥61.76	¥78.91	**$0.51**
Discontinued operations	**(0.99)**	(0.09)	7.92	**(0.01)**
Net income	**¥59.01**	¥61.67	¥86.83	**$0.50**

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Kubota Corporation and Subsidiaries Years Ended March 31, 2007, 2006, and 2005

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2007	2006	2005	**2007**
Net income	**¥76,457**	¥ 81,034	¥117,901	**$647,941**
Other comprehensive income (loss), net of tax (Note 14):				
Foreign currency translation adjustments	**4,670**	13,570	(1,468)	**39,576**
Unrealized gains (losses) on securities	**(13,607)**	45,017	517	**(115,313)**
Minimum pension liability adjustment	**—**	—	3,492	**—**
Unrealized gains (losses) on derivatives	**(244)**	675	(1,109)	**(2,068)**
Other comprehensive income (loss)	**(9,181)**	59,262	1,432	**(77,805)**
Comprehensive income	**¥67,276**	¥140,296	¥119,333	**$570,136**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Kubota Corporation and Subsidiaries Years Ended March 31, 2007, 2006, and 2005

		Millions of Yen					
	Shares of Common Stock Outstanding (Thousands)	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2004	1,340,197	¥78,156	¥87,263	¥19,539	¥204,156	¥26,075	¥(24,107)
Net income					117,901		
Other comprehensive income						1,432	
Cash dividends, ¥6 per common share					(7,989)		
Purchases of treasury stock	(39,784)						(21,407)
Retirement of treasury stock					(23,881)		23,881
Balance, March 31, 2005	1,300,413	78,156	87,263	19,539	290,187	27,507	(21,633)
Net income					81,034		
Other comprehensive income						59,262	
Cash dividends, ¥9 per common share					(11,769)		
Purchases of treasury stock	(16,285)						(14,863)
Retirement of treasury stock					(36,336)		36,336
Conversion of bonds	15,360	5,914	5,887				
Balance, March 31, 2006	1,299,488	84,070	93,150	19,539	323,116	86,769	(160)
Net income					**76,457**		
Other comprehensive loss						**(9,181)**	
Adjustment to initially apply SFAS No. 158, net of taxes						**8,659**	
Cash dividends, ¥11 per common share					**(14,274)**		
Purchases of treasury stock	**(7,975)**						**(8,508)**
Retirement of treasury stock					**(8,484)**		**8,484**
Balance, March 31, 2007	**1,291,513**	**¥84,070**	**¥93,150**	**¥19,539**	**¥376,815**	**¥86,247**	**¥ (184)**

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2006	$712,458	$789,407	$165,585	$2,738,271	$735,331	$ (1,356)
Net income				**647,941**		
Other comprehensive loss					**(77,805)**	
Adjustment to initially apply SFAS No. 158, net of taxes					**73,381**	
Cash dividends, $0.09 per common share				**(120,967)**		
Purchases of treasury stock						**(72,102)**
Retirement of treasury stock				**(71,898)**		**71,898**
Balance, March 31, 2007	**$712,458**	**$789,407**	**$165,585**	**$3,193,347**	**$730,907**	**$ (1,560)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Kubota Corporation and Subsidiaries Years Ended March 31, 2007, 2006, and 2005

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2007	2006	2005	**2007**
Operating activities:				
Net income	**¥ 76,457**	¥ 81,034	¥ 117,901	**$ 647,941**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**27,097**	25,821	25,808	**229,635**
Subsidy from the government	**—**	—	(58,571)	**—**
Gain on sales of securities	**(1,313)**	(4,703)	(1,604)	**(11,127)**
Gain on nonmonetary exchange of securities	**(997)**	(15,901)	—	**(8,449)**
Minority interests in earnings of subsidiaries	**6,214**	4,938	3,442	**52,661**
Equity in net income of affiliated companies	**(1,353)**	(1,633)	(2,324)	**(11,466)**
Deferred income taxes	**953**	21,634	13,625	**8,076**
Change in assets and liabilities, net of effects from sales and transfer of businesses:				
(Increase) decrease in notes and accounts receivable	**35**	11,099	(19,540)	**297**
Increase in inventories	**(24,255)**	(11,736)	(8,129)	**(205,551)**
Increase in other current assets	**(3,935)**	(10,559)	(15,159)	**(33,347)**
Increase (decrease) in trade notes and accounts payable	**11,999**	(4,060)	22,404	**101,686**
Increase (decrease) in income taxes payable	**11,305**	(167)	(3,363)	**95,805**
Increase in other current liabilities	**5,085**	4,408	3,151	**43,093**
Decrease in accrued retirement and pension costs	**(10,942)**	(12,514)	(7,306)	**(92,729)**
Other	**480**	196	(3,427)	**4,068**
Net cash provided by operating activities	**96,830**	87,857	66,908	**820,593**
Investing activities:				
Purchases of fixed assets	**(34,286)**	(25,680)	(20,818)	**(290,559)**
Purchases of investments and change in advances	**(1,311)**	442	(495)	**(11,110)**
Proceeds from sales of property, plant, and equipment	**3,709**	5,568	2,769	**31,432**
Proceeds from sales of investments	**2,391**	8,499	2,981	**20,263**
Proceeds from sale of business	**—**	218	1,117	**—**
Increase in finance receivables	**(190,098)**	(142,393)	(119,878)	**(1,611,000)**
Collection of finance receivables	**129,442**	80,163	53,575	**1,096,966**
Sales of finance receivables	**—**	11,753	5,208	**—**
Net decrease in short-term investments	**—**	—	3,001	**—**
Cash transferred in sale of a business	**—**	—	(6,048)	**—**
Other	**146**	138	360	**1,237**
Net cash used in investing activities	**(90,007)**	(61,292)	(78,228)	**(762,771)**
Financing activities:				
Proceeds from issuance of long-term debt	**86,434**	88,829	39,582	**732,492**
Repayments of long-term debt	**(73,654)**	(71,719)	(39,081)	**(624,186)**
Net increase (decrease) in short-term borrowings	**(5,937)**	335	34,453	**(50,314)**
Cash dividends	**(14,274)**	(11,769)	(7,989)	**(120,967)**
Purchases of treasury stock	**(8,515)**	(14,898)	(21,451)	**(72,161)**
Other	**(889)**	(964)	(1,006)	**(7,533)**
Net cash provided by (used in) financing activities	**(16,835)**	(10,186)	4,508	**(142,669)**
Effect of exchange rate changes on cash and cash equivalents	**755**	916	154	**6,398**
Net increase (decrease) in cash and cash equivalents	**(9,257)**	17,295	(6,658)	**(78,449)**
Cash and cash equivalents, beginning of year	**91,858**	74,563	81,221	**778,457**
Cash and cash equivalents, end of year	**¥ 82,601**	¥ 91,858	¥ 74,563	**$ 700,008**

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kubota Corporation (the "parent company") and subsidiaries (collectively the "Company") are one of Japan's leading manufacturers of a comprehensive range of machinery and other industrial and consumer products, including farm equipment, engines, pipe and fluid systems engineering, industrial castings, environmental control plants, and housing materials and equipment.

The manufacturing operations of the Company are conducted primarily at 20 plants in Japan and at 8 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are sold both in Japan and overseas markets which consist mainly of North America, Europe, and Asia.

Basis of Financial Statements

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP") with the exception of FASB Emerging Issues Task Force ("EITF") Issue No. 91-5, "Nonmonetary Exchange of Cost-Method Investments" (see **Investments**). The presentation of segment information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," has also been omitted.

Certain reclassifications have been made to the consolidated financial statements for 2006 and 2005 to conform with classifications used in 2007.

Translation into United States Dollars

The parent company and its domestic subsidiaries maintain their accounts in Japanese yen, the currency of the country in which they are incorporated and principally operate. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2007 of ¥118=US$1, solely for convenience of readers outside Japan. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. The accounts of certain consolidated subsidiaries that have December 31 fiscal year-ends have been included in the March 31 consolidated financial statements. The accounts of variable interest entity ("VIE") as defined by the FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN46R") are included in the consolidated financial statements, as applicable.

The Company is involved with a VIE which engages in sales activities within the Internal Combustion Engine and Machinery segment. The VIE has been consolidated by the Company in accordance with FIN46R.

Total assets of the VIE at March 31, 2007 and 2006 were ¥1,057 million ($8,958 thousand) and ¥2,497 million, respectively. Whole assets of the VIE are not collateral for the VIE's obligations. Also, the creditors or beneficial interest holders of the consolidated VIE have no recourse to the general credit of the Company.

The Company is not a primary beneficiary of the unconsolidated VIEs and does not hold any significant variable interests in the VIEs.

Intercompany items have been eliminated in consolidation.

Investments mainly in 20%~50%-owned companies (the "affiliated companies") are accounted for using the equity method of accounting.

Revenue Recognition

The Company recognizes revenue related to product sales when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured.

Sales of environmental and other plant and equipment are recorded when the installation of plant and equipment is completed and accepted by the customer for short-term contracts, and recorded under the percentage-of-completion method of accounting for long-term contracts. (See Note 10. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS). Estimated losses on sales contracts are recorded in the period in which they are identified. The percentages of net sales to consolidated revenues for the years ended March 31, 2007, 2006, and 2005 that pertain to long-term contracts were 1.8%, 4.0%, and 6.2%, respectively.

Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations. The percentages of net sales to consolidated revenues for the years ended March 31, 2007, 2006, and 2005 that pertain to housing real estate sales were 0.8%, 0.5%, and 1.0%, respectively.

Finance receivables are composed of the total arrangement fee less unamortized discounts. Based on imputed interest for the time value of money and reserve for credit losses, income is recorded over the terms of the receivables using the interest method.

Foreign Currency Translation

Under the provisions of SFAS No. 52,"Foreign Currency Translation," assets and liabilities of foreign subsidiaries are translated into Japanese yen at year-end exchange rates, and income and expenses are translated at the average exchange rates for the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Exchange gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

Securitization of Receivables

The Company sells trade and finance receivables to investors through bankruptcy-remote independent securitization trusts. At the time the receivables are sold to the securitization trusts, the balances are removed from the consolidated balance sheet of the Company. The investment in the sold receivables pool is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. The gain or loss for each qualifying sale of receivables is determined based on book value allocated to the portion sold. Those portions retained are subsequently measured at fair value.

The Company continues to service the receivables for a fee based on a percentage of the receivables transferred. The investors and the securitization trusts have no recourse to the Company's assets for failure of debtors to pay when due.

Allowance for Doubtful Receivables

The Company provides an allowance for doubtful notes and receivables. The allowance for doubtful receivables is based on historical collection trends and management's judgement on the collectibility of these accounts. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any adjustment required to the allowance is reflected in current operations.

Inventories

Manufacturing inventories are stated at the lower of cost, substantially determined using the average-cost method, or market, representing the estimated selling price less costs to sell. Completed real estate projects are stated at the lower of acquisition cost or fair value less estimated costs to sell. The fair values of those assets are estimates based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless an impairment loss is required. An impairment loss on those assets is recognized when their carrying amounts exceed the undiscounted future cash flows expected to be realized from them and is measured based on the present values of those expected future cash flows.

Investments

Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies all its debt securities and marketable equity securities as available for sale and carries them at fair value with a corresponding recognition of the net unrealized holding gain or loss (net of tax) as an item of other comprehensive income in shareholders' equity. The fair values of those securities are determined based on quoted market prices.

Gains and losses on sales of available-for-sale securities as well as other nonmarketable equity securities which are carried at cost are computed on the average-cost method. When a decline in the value of the marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates the extent to which cost exceeds market value, the duration of market declines, and other key measures. Other non-marketable securities are stated at cost and reviewed periodically for impairment.

(Merger of Bank of Tokyo and Mitsubishi Bank)

On April 1, 1996, The Bank of Tokyo, Ltd. ("BOT") and The Mitsubishi Bank, Limited, merged. Upon the merger, each common share of BOT owned by the Company which had been carried at cost was converted into 0.8 share of the combined entity, The Bank of Tokyo-Mitsubishi, Ltd. (currently part of Mitsubishi UFJ Financial Group, Inc. ("MUFG")). For purposes of comparability with financial statements under Japanese GAAP, the Company did not account for the exchange under EITF 91-5, which requires recognition of a nonmonetary exchange gain on the common shares of BOT.

If EITF 91-5 had been adopted, net income for the year ended March 31, 1997 would have increased by ¥3,081 million reflecting the unrecognized gain on the initial nonmonetary exchange, and net losses for the years ended March 31 from 1999 through 2003 would have increased totaling ¥3,461 million reflecting primarily subsequent losses on sales and impairment of the investment. There would have been no impact on operating results for the years ended March 31, 2007, 2006, and 2005. Retained earnings would have decreased by ¥380 million ($3,220 thousand) at March 31, 2007, 2006, and 2005, with a corresponding increase in accumulated other comprehensive income.

(Merger of UFJ Holdings and Mitsubishi Tokyo Financial Group)

On October 1, 2005, UFJ Holdings, Inc. ("UFJ") and Mitsubishi Tokyo Financial Group, Inc. merged. Upon the merger, each common share of UFJ owned by the Company which had been carried at cost was converted into 0.62 share of the combined entity, MUFG.

For the year ended March 31, 2006, the Company accounted for the gain on nonmonetary exchange of securities of ¥15,901 million, based on the fair value of MUFG's common shares of ¥18,284 million less carrying amounts of UFJ's common shares of ¥2,383 million.

(Merger of Hanshin Electric Railway and Hankyu Holdings)

On October 1, 2006, Hanshin Electric Railway Co., Ltd. ("Hanshin") and Hankyu Holdings, Inc. merged. Upon the merger, each common share of Hanshin owned by the Company which had been carried at cost was converted into 1.4 shares of the combined entity, Hankyu Hanshin Holdings, Inc. ("Hankyu Hanshin").

For the year ended March 31, 2007, the Company accounted for gain on nonmonetary exchange of securities of ¥997 million ($8,449 thousand), based on the fair value of Hankyu Hanshin's common shares of ¥1,205 million ($10,212 thousand) less carrying amounts of Hanshin's common shares of ¥208 million ($1,763 thousand).

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is principally computed using the declining-balance method based on the estimated useful lives of the assets. The estimated useful lives are principally as follows:

Buildings	10~50 years
Machinery and equipment	2~14 years

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are computed based on the differences between the financial statement and the income tax bases of assets and liabilities and tax loss and other carryforwards using the enacted tax rate. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that management believes will more likely than not be realized.

Retirement and Pension Plans

The Company accounted for retirement and pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," as amended by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)." The Company adopted the recognition and disclosure provisions of SFAS No. 158 on March 31, 2007. The Company recognizes its overfunded or underfunded status of the defined benefit plan as an asset or liability in the consolidated balance sheets with a corresponding adjustment to pension liability adjustment in accumulated other comprehensive income, net of tax.

The Company amortizes the prior service costs (benefits) due to amendments of the benefit plans over approximately 15 years. The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants' remaining service period (approximately 14 years).

Consideration Given by a Vendor to a Customer

The Company accounts for consideration given to a customer in accordance with EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." EITF 01-9 defines the income statement classification of consideration given by a vendor to a customer or a reseller of the vendor's products. In accordance with EITF 01-9, certain sales incentives are deducted from revenue.

Research and Development and Advertising

Research and development and advertising costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general, and administrative expenses.

Expense from the Payments for Health Hazard of Asbestos

The Company expenses payments to certain residents who lived near the Company's plant and current and former employees when the Company determines that a payment is warranted based on the medical condition of the individual concerned and in accordance with the Company's policies and procedures.

The Company also accrues an estimated loss from asbestos-related matters by a charge to income if both of the following conditions are met:

a. It is probable that a liability had been incurred at the date of financial statements.

b. The amount of loss can be reasonably estimated.

(See Note 17. COMMITMENTS AND CONTINGENCIES.)

Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period.

Diluted net income per common share reflects the potential dilution and has been computed on the basis that all convertible debentures were converted at the beginning of the year or at the time of issuance (if later).

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," and No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." These standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value.

On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. The Company considers all hedges to be highly effective in offsetting changes in cash flows of hedged items, because the currency, index of interest rates, amount, and terms of the derivatives correspond to those of the hedged items in accordance with the Company's policy.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

The Company evaluates long-lived assets to be held and used for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

The Company evaluates long-lived assets to be disposed of by sale at the lower of carrying amount or fair value less cost to sell.

Discontinued Operations

The Company accounts for discontinued operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and presents the results of discontinued operations as a separate line item in the consolidated statements of income under income (loss) from discontinued operations, net of taxes.

The figures of the consolidated statements of income for the prior years related to the discontinued operations have been separately reported from the ongoing operating results to conform with the current year presentation.

Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2007, 2006, and 2005, time deposits with original maturities of three months or less amounting to ¥3,832 million ($32,475 thousand), ¥4,195 million, and ¥3,333 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥11,066 million ($93,780 thousand), ¥6,911 million, and ¥4,401 million, and for income taxes amounted to ¥36,733 million ($311,297 thousand), ¥32,724 million, and ¥32,092 million in 2007, 2006, and 2005, respectively.

The Company retired treasury stock of ¥8,484 million ($71,898 thousand), ¥36,336 million, and ¥23,881 million in 2007, 2006, and 2005, respectively.

Convertible bonds of ¥11,801 million were converted into common stock in 2006.

The Company capitalized leased assets under capital leases of ¥4,231 million ($35,856 thousand), ¥3,945 million, and ¥3,909 million in 2007, 2006, and 2005, respectively.

Use of Estimates in the Preparation of the Financial Statements

Management uses estimates in preparing the consolidated financial statements in conformity with US GAAP. Significant estimates used in the preparation of the consolidated financial statements are primarily in the areas of collectibility of private-sector notes and accounts receivable, inventory valuation, impairment of long-lived assets, valuation allowance for deferred tax assets, accruals for employee retirement and pension plans, and revenue recognition for long-term contracts. These estimates are assessed by the Company on a regular basis and management believes that material changes will not occur in the near term, although actual results could ultimately differ from these estimates.

New Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109". This interpretation introduces a new approach that significantly changes how companies recognize and measure tax benefits associated with tax positions and disclose uncertainties related to income tax positions. This interpretation is effective in fiscal years beginning after December 15, 2006. The Company is currently calculating the impact of applying the interpretation on the consolidated financial statements.

Reclassification of Finance Income and Expenses from Retail Finance Business in the Consolidated Statements of Income

Finance income and expenses from retail finance business were previously classified mainly into "Interest income" and "Interest expense" in other income in the consolidated statements of income. The Company reconsidered their classification and currently classifies them into "Revenues" and "Cost of revenues" pursuant to Statement of Financial Accounting Concepts No. 6, "Elements of Financial Statements," since the significance of retail finance business has been increasing and the business is becoming one of the major or central operations of the Company. The reclassification has been made to the presentation of the prior years' statements of income to conform with the classification used for the year ended March 31, 2007.

The impact of the reclassification of the affected line items in the consolidated statements of income with respect to the years ended March 31, 2006 and 2005 is as follows:

Consolidated Statements of Income

	Millions of Yen					
	2006			2005		
	Previous Classification	Reclassification	As Reclassified	Previous Classification	Reclassification	As Reclassified
Revenues	¥1,050,425	¥15,311	¥1,065,736	¥982,878	¥11,605	¥994,483
Cost of revenues	746,756	7,196	753,952	712,708	3,787	716,495
Selling, general, and administrative expenses	185,383	634	186,017	181,691	807	182,498
Operating income	113,577	7,481	121,058	87,065	7,011	94,076
Interest and dividend income	14,355	(11,548)	2,807	9,488	(7,546)	1,942
Interest expense	(7,084)	5,928	(1,156)	(4,660)	2,998	(1,662)
Other—net	(931)	(1,861)	(2,792)	4,298	(2,463)	1,835
Other income, net	26,944	(7,481)	19,463	69,301	(7,011)	62,290

2. INVENTORIES

Inventories at March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Manufacturing:			
Finished products	**¥123,901**	¥103,686	**$1,050,008**
Spare parts	**21,332**	21,287	**180,780**
Work in process	**31,793**	25,693	**269,432**
Raw materials and supplies	**23,100**	21,205	**195,763**
Subtotal	**200,126**	171,871	**1,695,983**
Real estate:			
Completed projects, land to be developed, and projects under development	**5,532**	3,789	**46,881**
	¥205,658	¥175,660	**$1,742,864**

3. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

Investments in and advances to affiliated companies at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Investments	**¥13,734**	¥13,109	**$116,390**
Advances	**20**	36	**169**
	¥13,754	¥13,145	**$116,559**

A summary of financial information of affiliated companies is as follows:

At March 31, 2007 and 2006	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars 2007
Current assets	**¥ 59,006**	¥ 65,492	**$500,051**
Noncurrent assets	**57,354**	54,112	**486,051**
Total assets	**116,360**	119,604	**986,102**
Current liabilities	**62,182**	66,462	**526,966**
Noncurrent liabilities	**21,542**	21,807	**182,559**
Net assets	**¥ 32,636**	¥ 31,335	**$276,577**

Years Ended March 31, 2007, 2006, and 2005	Millions of Yen 2007	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars 2007
Revenues	**¥219,750**	¥219,920	¥222,753	**$1,862,288**
Cost of revenues	**161,392**	162,124	165,050	**1,367,729**
Net income	**2,956**	3,126	4,886	**25,051**

Trade notes and accounts receivable from affiliated companies at March 31, 2007 and 2006 were ¥18,411 million ($156,025 thousand) and ¥19,355 million, respectively.

Revenues from affiliated companies aggregated ¥51,882 million ($439,678 thousand), ¥54,484 million, and ¥64,465 million for the years ended March 31, 2007, 2006, and 2005, respectively.

Cash dividends received from affiliated companies were ¥28 million ($237 thousand), ¥48 million, and ¥28 million for the years ended March 31, 2007, 2006, and 2005, respectively.

Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥8,729 million ($73,975 thousand) and ¥7,962 million at March 31, 2007 and 2006, respectively.

4. OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2007 and 2006 were as follows:

	Millions of Yen							
	2007				2006			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:								
Available-for-sale:								
Equity securities of financial institutions	**¥36,988**	**¥125,948**	**¥ 88,960**	**¥—**	¥37,208	¥153,697	¥116,489	¥—
Other equity securities	**21,119**	**77,778**	**56,677**	**18**	19,970	71,705	51,736	1
	¥58,107	**¥203,726**	**¥145,637**	**¥18**	¥57,178	¥225,402	¥168,225	¥ 1

	Thousands of U.S. Dollars			
	2007			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:				
Available-for-sale:				
Equity securities of financial institutions	**$313,458**	**$1,067,356**	**$ 753,898**	**$ —**
Other equity securities	**178,975**	**659,136**	**480,314**	**153**
	$492,433	**$1,726,492**	**$1,234,212**	**$153**

Gross unrealized holding losses and fair values on available-for-sale securities at March 31, 2007 and 2006 aggregated by the length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Millions of Yen							
	2007				2006			
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer	
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:								
Available-for-sale other equity securities	**¥154**	**¥18**	**¥—**	**¥—**	¥3	¥1	¥—	¥—

	Thousands of U.S. Dollars			
	2007			
	Less than 12 months		12 months or longer	
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:				
Available-for-sale other equity securities	**$1,305**	**$153**	**$—**	**$—**

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2007, 2006, and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	**2007**
Proceeds from sales	**¥2,391**	¥8,499	¥2,981	**$20,263**
Gross realized gains	**1,463**	4,944	1,821	**12,398**
Gross realized losses	**(150)**	(241)	(217)	**(1,271)**

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥11,404 million ($96,644 thousand) and ¥11,227 million at March 31, 2007 and 2006, respectively.

Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method, and each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event on change in circumstances that may have a significant adverse effect on the carrying value of the investment.

For the years ended March 31, 2007, 2006, and 2005, valuation losses on other investments were recognized to reflect the decline in fair value considered to be other-than-temporary totaling ¥524 million ($4,441 thousand), ¥403 million, and ¥423 million, respectively.

5. FINANCE RECEIVABLES

Finance receivables arise from sales of farm equipment and construction machinery to customers under retail finance agreements. The term of the receivables varies from one to eight years, with interest at rates ranging from 0.0% to 14.8% per annum.

Annual maturities of finance receivables at March 31, 2007 were as follows:

Years Ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 97,798	$ 828,797
2009	74,335	629,958
2010	44,650	378,390
2011	29,909	253,466
2012	14,354	121,644
2013 and thereafter	6,783	57,483
Total	¥267,829	$2,269,738

Revenues and cost of revenues for the years ended March 31, 2007, 2006, and 2005 included finance income and expenses as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	**2007**
Finance income	**¥22,217**	¥15,311	¥11,605	**$188,280**
Finance expenses	**12,282**	7,196	3,787	**104,085**

The Company sells finance receivables. (See Note 18. SECURITIZATION OF RECEIVABLES.) Pretax gains or losses on such sales are included in finance income or finance expenses in the table above.

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful notes and accounts receivable for the years ended March 31, 2007, 2006, and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	**2007**
Balance at beginning of year	**¥2,155**	¥2,257	¥3,054	**$18,262**
Provision for doubtful accounts	**255**	55	79	**2,161**
Write-offs	**(468)**	(179)	(175)	**(3,966)**
Other	**69**	22	(701)	**585**
Balance at end of year	**¥2,011**	¥2,155	¥2,257	**$17,042**

The balances of the allowance for doubtful non-current receivable at March 31, 2007 and 2006 were ¥2,811 million ($23,822 thousand) and ¥3,913 million, respectively. Such balances are reported as other assets in the consolidated balance sheets.

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2007 and 2006 consisted of notes payable to banks of ¥128,365 million ($1,087,839 thousand) and ¥132,209 million, respectively.

Stated annual interest rates of short-term borrowings ranged primarily from 0.81% to 5.77% and from 0.31% to 4.71% at March 31, 2007 and 2006, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2007 and 2006 were 5.3% and 4.0%, respectively.

Available lines of credit with certain banks totaled ¥20,000 million ($169,492 thousand) at March 31, 2007 and 2006, respectively. The Company had no outstanding borrowings as of March 31, 2007 and 2006 related to lines of credit.

Long-term debt at March 31, 2007 and 2006 consisted of the following:

		Millions of Yen		Thousands of U.S. Dollars
	Due in Years Ending March 31	**2007**	2006	**2007**
Unsecured bonds:				
1.20% yen notes	2011	**¥ 10,000**	¥ 10,000	**$ 84,746**
1.54% yen notes	2013	**10,000**	10,000	**84,746**
Loans, principally from banks and insurance companies, maturing on various dates through 2015:				
Collateralized		**70,491**	47,083	**597,381**
Unsecured		**124,466**	128,938	**1,054,797**
Capital lease obligations		**6,577**	6,023	**55,737**
Total		**221,534**	202,044	**1,877,407**
Less current portion		**(71,429)**	(50,020)	**(605,331)**
		¥150,105	¥152,024	**$1,272,076**

The interest rates on unsecured bonds were fixed. The interest rates of the long-term loans from banks and insurance companies were principally fixed and the weighted average rates at March 31, 2007 and 2006 were 3.6% and 2.3%, respectively.

Annual maturities of long-term debt at March 31, 2007 were as follows:

Years Ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2008	¥ 71,429	$ 605,331
2009	59,613	505,195
2010	58,018	491,678
2011	17,619	149,313
2012	1,681	14,246
2013 and thereafter	13,174	111,644
Total	¥221,534	$1,877,407

At March 31, 2007 and 2006, assets pledged as collateral for debt were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Trade notes	**¥ 456**	¥ 531	**$ 3,864**
Trade accounts	**2,524**	1,465	**21,390**
Finance receivables	**117,835**	87,994	**998,602**
Property, plant, and equipment	**9,646**	9,817	**81,746**
Total	**¥130,461**	¥99,807	**$1,105,602**

The above assets were pledged against the following liabilities:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Short-term borrowings	**¥ 35,927**	¥36,473	**$304,466**
Current portion of long-term debt	**28,709**	16,394	**243,296**
Long-term debt	**41,782**	30,689	**354,085**
Total	**¥106,418**	¥83,556	**$901,847**

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that the Company must give additional security upon request of the lender.

8. RETIREMENT AND PENSION PLANS

The parent company and its domestic subsidiaries have a number of unfunded severance indemnity plans and defined benefit pension plans covering substantially all Japanese employees. Most employees of overseas subsidiaries are covered by defined benefit pension plans or defined contribution pension plans.

In the parent company, employees who terminate their employment have the option to receive benefits in the form of lump-sum payments or annuity payments from a defined benefit pension plan. The benefits are calculated as an aggregation of the following points under the point-based benefits system (with a point having specific monetary value):

- Points granted in proportion to each employee's job classification at retirement and length of service period
- Accumulated points granted in proportion to each employee's job classification at the end of each fiscal year
- Accumulated points granted in proportion to each employee's performance evaluation at the end of each fiscal year

The plan consists of a lifetime pension plan and a limited annuity plan, and annual contributions are made by the parent company for an amount determined on the basis of an accepted actuarial method for the plan. The plan is administered by a board of trustees composed of management and employee representatives. Plan assets, which are managed by trust banks and investment advisors, are invested primarily in corporate and government bonds and stocks.

The parent company also had a contributory defined benefit pension plan covering all of its employees (the "Contributory Plan"). The Contributory Plan consisted of a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the Japanese Welfare Pension Insurance Law and a corporate portion based on a defined benefit pension arrangement established at the discretion of management. Under the Japanese law that regulates retirement benefit plans, the Company could transfer the benefit obligation for the substitutional portion and related plan assets to the government, and the Company transferred the obligation and the plan assets to the government in January 2005. As a result of the transfer of the substitutional portion, the parent company has succeeded the corporate portion of the Contributory Plan.

For the year ended March 31, 2005, the Company recognized, in accordance with EITF No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the difference of ¥58,571 million between the substitutional portion of accumulated benefit obligations settled and the related plan assets transferred to the Japanese government as a government subsidy in Other income (expenses) in the consolidated statement of income. The Company also recognized derecognition of previously accrued salary progression of ¥11,111 million and a settlement loss for the proportionate amount of the net unrecognized loss attributable to the substitutional portion of ¥13,366 million. The net amount of ¥2,255 million of derecognition of previously accrued salary progression and the settlement loss was allocated to cost of revenues of ¥1,511 million and selling, general, and administrative expenses of ¥744 million.

The Company adopted the recognition and disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)" on March 31, 2007. The Company recognizes its overfunded or underfunded status of the defined benefit postretirement plan as an asset or liability in the consolidated balance sheets with a corresponding adjustment to pension liability adjustment in accumulated other comprehensive income, net of tax. The statement replaced SFAS No. 87, "Employers' Accounting for Pensions" which required to report at least minimum pension liability measured as excess of the accumulated benefit obligation over the fair value of the plan assets. The amount of pension liability adjustment is comprised of prior service cost (benefit) and actuarial loss (gain), which will be subsequently recognized as net periodic benefit cost in the consolidated statements of income pursuant to the Company's accounting policy for amortizing such amounts.

The incremental effects of adopting the statement on the consolidated balance sheets at March 31, 2007 are presented in the following table. The adoption of the statement had no effect on the consolidated statement of income for the year ended March 31, 2007, or for any prior period presented, and it will not affect the Company's operating results in future periods.

	Millions of Yen		
	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Investments in and advances to affiliate companies	¥13,775	¥ (21)	¥13,754
Other assets	49,588	(717)	48,871
Accrued retirement and pension costs	43,159	(15,853)	27,306
Other long-term liabilities	46,363	6,369	52,732
Minority interests	35,982	87	36,069
Accumulated other comprehensive income	77,588	8,659	86,247

	Thousands of U.S. Dollars		
	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Investments in and advances to affiliate companies	$116,737	$ (178)	$116,559
Other assets	420,237	(6,076)	414,161
Accrued retirement and pension costs	365,754	(134,347)	231,407
Other long-term liabilities	392,907	53,974	446,881
Minority interests	304,932	738	305,670
Accumulated other comprehensive income	657,526	73,381	730,907

Net periodic benefit cost for the unfunded severance indemnity plan, the defined benefit pension plan, and the Contributory Plan of the parent company and for the unfunded severance indemnity plans and the defined benefit pension plans of certain subsidiaries for the years ended March 31, 2007, 2006, and 2005 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	**2007**
Service cost	**¥5,974**	¥6,841	¥ 8,343	**$50,627**
Interest cost	**3,799**	3,858	7,457	**32,195**
Expected return on plan assets	**(2,748)**	(2,277)	(3,129)	**(23,288)**
Amortization of prior service benefit	**(777)**	(780)	(522)	**(6,585)**
Recognized actuarial loss	—	—	2,047	—
Transfer to an affiliated company	—	(514)	—	—
Derecognition of previously accrued salary progression	—	—	(11,111)	—
Settlement loss	—	—	13,366	—
Net periodic benefit cost	**¥6,248**	¥7,128	¥16,451	**$52,949**

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets, together with plans' funded status were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Change in benefit obligations:			
Benefit obligations at beginning of year	**¥176,109**	¥176,250	**$1,492,449**
Service cost	**5,974**	6,841	**50,627**
Interest cost	**3,799**	3,858	**32,195**
Amendments	**(439)**	(25)	**(3,720)**
Transfer to an affiliated company	**—**	(5,961)	**—**
Actuarial gain	**1,024**	5,904	**8,678**
Benefits paid (lump-sum payments)	**(8,868)**	(8,181)	**(75,153)**
Benefits paid (annuity payments)	**(3,446)**	(3,203)	**(29,203)**
Foreign currency exchange rate changes	**89**	626	**754**
Benefit obligations at end of year	**¥174,242**	¥176,109	**$1,476,627**
Change in plan assets:			
Fair value of plan assets at beginning of year	**¥142,755**	¥108,060	**$1,209,788**
Actual return on plan assets	**(366)**	31,830	**(3,102)**
Employer contributions	**13,338**	12,759	**113,034**
Transfer to an affiliated company	**—**	(2,815)	**—**
Benefits paid (lump-sum payments)	**(5,293)**	(4,432)	**(44,856)**
Benefits paid (annuity payments)	**(3,446)**	(3,203)	**(29,203)**
Foreign currency exchange rate changes	**78**	556	**661**
Fair value of plan assets at end of year	**¥147,066**	¥142,755	**$1,246,322**
Plans' funded status at end of year:			
Funded status	**¥ (27,176)**	¥ (33,354)	**$ (230,305)**
Unrecognized actuarial gain	**N/A**	(12,193)	**N/A**
Unrecognized prior service benefit	**N/A**	(7,198)	**N/A**
Net amount recognized	**N/A**	¥ (52,745)	**N/A**

N/A—Not applicable. In accordance with the provisions of SFAS No. 158, the funded status was recognized as an asset or liability and any unrecognized actuarial gain, prior service benefit was recognized in accumulated comprehensive income at March 31, 2007.

The Company's measurement date of benefit obligations and plan assets is March 31.

Accumulated benefit obligations at March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Accumulated benefit obligations:			
Accumulated benefit obligations at end of year	**¥168,808**	¥168,779	**$1,430,576**

Projected benefit obligations and fair value of plan assets with projected benefit obligations in excess of plan assets, and accumulated benefit obligations and fair value of plan assets with accumulated benefit obligations in excess of plan assets were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Retirement and pension plans with projected benefit obligations in excess of plan assets:			
Projected benefit obligations	**¥171,494**	¥173,537	**$1,453,339**
Fair value of plan assets	**144,016**	140,170	**1,220,475**
Retirement and pension plans with accumulated benefit obligations in excess of plan assets:			
Accumulated benefit obligations	**166,060**	166,207	**1,407,288**
Fair value of plan assets	**144,016**	140,170	**1,220,475**

Amounts recognized in the consolidated balance sheets at March 31, 2007 consist of the following:

	Millions of Yen	Thousands of U.S. Dollars
Accrued retirement and pension costs	¥(27,306)	$(231,407)
Prepaid expenses for benefit plans, included in other assets	130	1,102
Funded status	¥(27,176)	$(230,305)

Amounts recognized in the consolidated balance sheets at March 31, 2006 consist of the following:

	Millions of Yen
Accrued retirement and pension costs	¥(53,633)
Prepaid expenses for benefit plans, included in other assets	888
Net amount recognized	¥(52,745)

Amounts recognized in accumulated other comprehensive income, before-tax, at March 31, 2007 consist of the following:

	Millions of Yen	Thousands of U.S. Dollars
Actuarial gain	¥ (7,873)	$ (66,720)
Prior service benefit	(6,860)	(58,136)
Total recognized in accumulated other comprehensive income	¥(14,733)	$(124,856)

The estimated prior service benefit that will be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ending March 31, 2008 amounts to ¥808 million ($6,847 thousand).

The weighted-average discount rate used in calculating benefit obligations at March 31, 2007 and 2006 was 2.5%.

Weighted-average assumptions used in calculating net periodic benefit cost for the years ended March 31, 2007, 2006, and 2005 were as follows:

	2007	2006	2005
Discount rate	**2.5%**	2.5%	2.5%
Expected return on plan assets	**3.0**	3.0	3.5
Rate of compensation increase	**—**	6.5	6.5

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years, the current and expected components of plan assets, and anticipated market trends. Plan assets are managed by asset management companies and trust banks, and are invested primarily in fixed income and equity securities of Japanese and foreign issuers. The Company assumed that the long-term rate of return on plan assets was 3.0% for the years ended March 31, 2007 and 2006, and 3.5% for the year ended March 31, 2005. An actual return on plan assets in the past 10 years was 3.4%, and an asset allocation assumption was 55% on fixed income securities with an expected rate of return of 1.0%, and 45% on equity securities with an expected rate of return of 5.5% for the year ended March 31, 2006 and thereafter.

The rate of compensation increase was not used in the calculation of benefit obligations at March 31, 2007 and 2006, and net periodic benefit cost for the year ended March 31, 2007 as a result of completion of introduction of the point-based benefits system. Under the system, the benefit obligations and the net periodic benefit cost are determined using cumulative points and not salaries. The benefit obligations at March 31, 2007 and 2006, and the net periodic benefit cost for the year ended March 31, 2007 were calculated on the basis of an annual increase in points of 7.1%.

Pension plan weighted-average asset allocations by asset category were as follows:

	2007	2006
Equity securities	**44.6%**	48.7%
Debt securities	**54.9**	49.9
Other	**0.5**	1.4
	100.0%	100.0%

The Company's investment policy is to invest in equity securities and debt securities of companies in Japan and overseas primarily in Europe and the United States in order to diversify risk. The Company believes that investment in equity securities of 45% and debt securities of 55% is a proper allocation ratio and is consistent with the Company's investment objectives.

Employer contributions to pension plans for the year ending March 31, 2008 are expected to be ¥13,562 million ($114,932 thousand).

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years Ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2008	¥12,174	$103,169
2009	12,521	106,110
2010	12,937	109,636
2011	12,817	108,619
2012	12,496	105,898
2013–2017	56,716	480,644

9. SHAREHOLDERS' EQUITY

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Japanese Commercial Code with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends

The Corporate Law permits companies to pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the Company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the companies so stipulate. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/decreases and transfer of common stock, reserve, and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve or as additional paid-in capital depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, capital surplus, and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock.

10. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS

Long-term contracts accepted by the Company consist mainly of construction works with the Japanese national government and local governments, such as construction of environmental control plants, and facilities for water supply. These contracts are completed within two to three years.

The contracts, which are fully executed before the commencement of construction projects, include the terms of the contract price, expected completion date and critical milestone dates, and acceptance inspections (e.g., performance tests and external appearance inspections). The contracts are legally enforceable and the parties are expected to satisfy their obligations under the contracts. The Company is able to develop reasonably dependable estimates of the total contract cost based on the construction order, that includes details on every single component unit, labor hour costs, and all overhead.

Further, the Company believes that it is able to develop reasonably dependable estimates of the extent of progress towards completion of individual contracts and, therefore, the long-term contracts are accounted for using the percentage of completion method.

Concerning the method of measuring the extent of progress toward completion, the Company uses the cost-to-cost method in measuring the extent of progress toward completion. In most cases, the Company's contracts with customers include the delivery and installation of component units.

In case that an option or an addition which has separate contents from an existing contract has occurred, it is treated as a separate contract and, if otherwise, is combined with the original contract.

Additional contract revenue arising from any claims for customer-caused reasons is recognized when the contract modification is completed.

Any revisions in revenue, cost, and profit estimates or in measurements of the extent of progress toward completion are accounted for in the consolidated statement of income for the fiscal year in which the contract modification has been completed. A disclosure is made of the effect of such revisions in the financial statements, if significant.

Notes receivable and accounts receivable related to the long-term contracts accounted for under the percentage of completion method as of March 31, 2007 and 2006 were as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2007			2006			2007		
Years ended March 31	Less than 1 year	1-2 years	2-3 years	Less than 1 year	1-2 years	2-3 years	Less than 1 year	1-2 years	2-3 years
Notes receivable	**¥ —**	**¥ —**	**¥—**	¥ 492	¥ —	¥ —	**$ —**	**$ —**	**$—**
Accounts receivable	**9,244**	**679**	**—**	26,260	537	135	**78,339**	**5,754**	**—**
	¥9,244	**¥679**	**¥—**	¥26,752	¥537	¥135	**$78,339**	**$5,754**	**$—**

A large portion of such receivables had been billed to customers, and the total aggregated amounts which had not been billed or were not billable were not material as of March 31, 2007 and 2006. The total aggregated amounts subject to uncertainty were not material.

With respect to the inventories related to the long-term contracts, the aggregated amounts of manufacturing or production costs which exceeds the aggregated estimate costs of all in-process, the total aggregated amounts subject to uncertainty, and advances receipt offset with inventories were not material as of March 31, 2007 and 2006.

11. OTHER INCOME (EXPENSES), NET

Other—net as shown in other income (expenses) for the years ended March 31, 2007, 2006, and 2005 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Loss from write-down of securities	**¥ (524)**	¥ (403)	¥ (423)	**$ (4,441)**
Foreign exchange (loss) gain—net	**(442)**	(1,952)	3,597	**(3,746)**
Other—net	**(2,190)**	(437)	(1,339)	**(18,559)**
	¥(3,156)	¥(2,792)	¥1,835	**$(26,746)**

12. INCOME TAXES

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies and income taxes for the years ended March 31, 2007, 2006, and 2005 were comprised of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	**2007**
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies:				
Domestic	**¥ 80,208**	¥102,857	¥123,792	**$ 679,729**
Foreign	**51,357**	37,664	32,574	**435,229**
	¥131,565	¥140,521	¥156,366	**$1,114,958**
Income taxes:				
Current—				
Domestic	**¥ 28,184**	¥ 18,065	¥ 21,780	**$238,848**
Foreign	**19,824**	16,368	12,711	**168,000**
	48,008	34,433	34,491	**406,848**
Deferred—				
Domestic	**3,415**	24,522	14,503	**28,940**
Foreign	**(2,462)**	(2,888)	(878)	**(20,864)**
	953	21,634	13,625	**8,076**
Total	**¥ 48,961**	¥ 56,067	¥ 48,116	**$414,924**

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balances at March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Deferred tax assets:			
Allowance for doubtful receivables	**¥ 1,540**	¥ 1,950	**$ 13,051**
Intercompany profits	**12,340**	11,462	**104,576**
Adjustment of investment securities	**11,322**	11,547	**95,949**
Write-downs of inventories and fixed assets	**2,834**	1,313	**24,017**
Accrued bonus	**6,173**	6,349	**52,314**
Retirement and pension costs	**15,123**	25,759	**128,161**
Tax loss and credit carryforwards	**4,390**	2,251	**37,203**
Other temporary differences	**23,615**	17,045	**200,127**
Subtotal	**77,337**	77,676	**655,398**
Less valuation allowance	**(1,212)**	(3,439)	**(10,271)**
	¥76,125	¥74,237	**$645,127**
Deferred tax liabilities:			
Adjustment of investment securities	**¥66,015**	¥74,913	**$559,449**
Unremitted earnings of foreign subsidiaries and affiliates	**9,511**	6,845	**80,602**
Other temporary differences	**9,354**	4,734	**79,271**
	¥84,880	¥86,492	**$719,322**

Net deferred tax balances at March 31, 2007 and 2006 were reflected in the accompanying consolidated balance sheets under the following line items:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Other current assets	**¥37,467**	¥ 28,700	**$317,517**
Other assets	**4,046**	4,088	**34,288**
Other current liabilities	**(60)**	—	**(508)**
Other long-term liabilities	**(50,208)**	(45,043)	**(425,492)**
Net deferred tax liabilities	**¥ (8,755)**	¥(12,255)	**$ (74,195)**

A valuation allowance is recorded against the deferred tax assets for items which may not be realized.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2007.

At March 31, 2007, the tax loss carryforwards in the aggregate amounted to approximately ¥11,000 million ($93,220 thousand), which are available to offset future taxable income, and will expire in the period from 2008 through 2012.

The changes in the valuation allowance for the years ended March 31, 2007, 2006, and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	**2007**
Balance at beginning of year	**¥3,439**	¥3,824	¥22,913	**$29,144**
Addition	**548**	508	2,466	**4,644**
Deduction	**(2,775)**	(893)	(21,555)	**(23,517)**
Balance at end of year	**¥1,212**	¥3,439	¥ 3,824	**$10,271**

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2007 differed from the normal Japanese statutory tax rates as follows:

	2007	2006	2005
Normal Japanese statutory tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	**40.6%**	40.6%	40.6%
Increase (decrease) in taxes resulting from:			
Decrease in valuation allowance	**(1.4)**	(0.3)	(8.5)
Permanently nondeductible expenses	**0.7**	0.4	0.4
Nontaxable dividend income	**(0.2)**	(0.2)	(0.1)
Extra tax deduction on expenses for research and development	**(1.9)**	(1.2)	(1.3)
Other—net	**(0.6)**	0.6	(0.3)
Effective income tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	**37.2%**	39.9%	30.8%

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

13. NET INCOME (LOSS) PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per common share computation for the years ended March 31, 2007, 2006, and 2005 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	**2007**
Basic net income (loss):				
Income from continuing operations	**¥77,743**	¥81,149	¥107,132	**$658,839**
Income (loss) from discontinued operations, net of taxes	**(1,286)**	(115)	10,769	**(10,898)**
Net income	**¥76,457**	¥81,034	¥117,901	**$647,941**
Effect of dilutive convertible bonds	**¥ —**	¥ 55	¥ 188	**$ —**
Diluted net income (loss):				
Income from continuing operations	**¥77,743**	¥81,204	¥107,320	**$658,839**
Income (loss) from discontinued operations, net of taxes	**(1,286)**	(115)	10,769	**(10,898)**
Net income	**¥76,457**	¥81,089	¥118,089	**$647,941**

	Number of Shares (Thousands)		
	2007	2006	2005
Weighted average common shares outstanding	**1,295,750**	1,304,097	1,323,068
Effect of dilutive convertible bonds	**—**	10,831	36,910
Diluted common shares outstanding	**1,295,750**	1,314,928	1,359,978

14. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income, including reclassification adjustments and tax effects for the years ended March 31, 2007, 2006, and 2005 are as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	2007			**2007**		
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:						
Foreign currency translation adjustments arising during period	**¥ 5,095**	**¥ (425)**	**¥ 4,670**	**$ 43,178**	**$ (3,602)**	**$ 39,576**
Reclassification adjustment for losses realized in net income	**—**	**—**	**—**	**—**	**—**	**—**
	5,095	**(425)**	**4,670**	**43,178**	**(3,602)**	**39,576**
Unrealized gains on securities:						
Unrealized gains on securities arising during period	**(22,114)**	**8,976**	**(13,138)**	**(187,407)**	**76,068**	**(111,339)**
Reclassification adjustment for gains realized in net income	**(789)**	**320**	**(469)**	**(6,686)**	**2,712**	**(3,974)**
	(22,903)	**9,296**	**(13,607)**	**(194,093)**	**78,780**	**(115,313)**
Unrealized losses on derivatives:						
Unrealized losses on derivatives arising during period	**(4,823)**	**1,924**	**(2,899)**	**(40,873)**	**16,305**	**(24,568)**
Reclassification adjustments for losses realized in net income	**4,469**	**(1,814)**	**2,655**	**37,873**	**(15,373)**	**22,500**
	(354)	**110**	**(244)**	**(3,000)**	**932**	**(2,068)**
Other comprehensive loss	**¥(18,162)**	**¥8,981**	**¥ (9,181)**	**$(153,915)**	**$76,110**	**$ (77,805)**

	Millions of Yen		
	2006		
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥14,131	¥ (582)	¥13,549
Reclassification adjustment for losses realized in net income	21	—	21
	14,152	(582)	13,570
Unrealized gains on securities:			
Unrealized gains on securities arising during period	80,095	(32,524)	47,571
Reclassification adjustment for gains realized in net income	(4,300)	1,746	(2,554)
	75,795	(30,778)	45,017
Unrealized losses on derivatives:			
Unrealized losses on derivatives arising during period	(5,593)	2,289	(3,304)
Reclassification adjustments for losses realized in net income	6,698	(2,719)	3,979
	1,105	(430)	675
Other comprehensive income	¥91,052	¥(31,790)	¥59,262

	Millions of Yen		
	2005		
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥(1,628)	¥ 103	¥(1,525)
Reclassification adjustment for losses realized in net income	57	—	57
	(1,571)	103	(1,468)
Unrealized gains on securities:			
Unrealized gains on securities arising during period	2,046	(827)	1,219
Reclassification adjustment for gains realized in net income	(1,181)	479	(702)
	865	(348)	517
Minimum pension liability adjustment	5,991	(2,499)	3,492
Unrealized losses on derivatives:			
Unrealized losses on derivatives arising during period	(1,429)	591	(838)
Reclassification adjustments for gains realized in net income	(456)	185	(271)
	(1,885)	776	(1,109)
Other comprehensive income	¥ 3,400	¥(1,968)	¥ 1,432

The balances of each classification within accumulated other comprehensive income were as follows:

	Millions of Yen				
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Unrealized Gains (Losses) on Derivatives	Pension Liability Adjustments	Accumulated Other Comprehensive Income
Balance, April 1, 2006	¥ 657	¥86,033	¥ 79	¥ —	¥86,769
Current—period change	4,670	(13,607)	(244)	—	(9,181)
Adjustment to initially apply SFAS No. 158, net of taxes	—	—	—	8,659	8,659
Balance, March 31, 2007	¥5,327	¥72,426	¥(165)	¥8,659	¥86,247

	Thousands of U.S. Dollars				
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Unrealized Gains (Losses) on Derivatives	Pension Liability Adjustments	Accumulated Other Comprehensive Income
Balance, April 1, 2006	$ 5,568	$729,093	$ 670	$ —	$735,331
Current—period change	39,576	(115,313)	(2,068)	—	(77,805)
Adjustment to initially apply SFAS No. 158, net of taxes	—	—	—	73,381	73,381
Balance, March 31, 2007	$45,144	$613,780	$(1,398)	$73,381	$730,907

15. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The Company also enters into agreements involving derivative instruments to manage its exposure to fluctuations in foreign exchange and interest rates.

Market Risk Management

Market Risk Exposures

The Company is subject to market rate risks due to fluctuation of foreign currency exchange rates, interest rates, and equity prices. Among these risks, the Company manages foreign currency exchange and interest rate risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for trading purposes. The credit risks associated with these instruments are not considered to be significant since the counterparties are reliable major international financial institutions and the Company does not anticipate any such losses. The net cash requirements arising from the previously mentioned risk management activities are not expected to be material.

Foreign Currency Exchange Risks

The Company's foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company entered into foreign exchange forward contracts and currency swaps designated to mitigate its exposure to foreign currency exchange risks.

The following table provides information regarding the Company's derivative financial instruments related to foreign currency exchange transactions as of March 31, 2007, which was translated into Japanese yen at the year-end currency exchange rate.

Foreign Exchange Forward Contracts and Currency Swaps

Maturities, Years Ending March 31		Millions of Yen 2008	Thousands of U.S. Dollars 2008
Sell U.S. Dollar, buy Yen	Receive	¥30,191	$255,856
	Pay	29,972	254,000
Sell Euro, buy Yen	Receive	9,988	84,644
	Pay	10,109	85,669
Sell Canada Dollar, buy Yen	Receive	409	3,466
	Pay	408	3,458
Sell U.S. Dollar, buy Canada Dollar	Receive	211	1,788
	Pay	214	1,814
Sell Sterling Pound, buy Yen	Receive	232	1,966
	Pay	232	1,966
Sell Baht, buy Yen	Receive	12,051	102,127
	Pay	13,977	118,449
Sell Baht, buy U.S. Dollar	Receive	2	17
	Pay	3	25
Sell Won, buy Yen	Receive	178	1,508
	Pay	176	1,492
Sell Australia Dollar, buy Yen	Receive	561	4,754
	Pay	570	4,831

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 7. In order to hedge these risks, the Company uses interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

The following table provides information, by maturity date, about the Company's interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2007, which are translated into Japanese yen at the year-end currency exchange rate.

Interest Rate Swap Contracts

	Weighted Average Rate		Notional Amount	
Maturities, Years Ending March 31,	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2008	3.56%	3.66%	¥37,417	$317,093
2009	3.85	3.92	28,710	243,305
2010	4.24	4.38	14,255	120,805
2011	3.52	4.27	900	7,627
2012	2.44	4.63	80	678
2013	2.44	4.63	13	110

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the unrecognized net loss on derivatives included in accumulated other comprehensive income of ¥165 million ($1,398 thousand) at March 31, 2007 will be reclassified into earnings within the next 12 months.

Equity Price Risks

The Company's other investments are exposed to changes in equity price risks and consist mainly of available-for-sale securities. Fair value and other information for such equity securities is disclosed in Note 4.

Fair Value of Financial Instruments

The Company had the following financial instruments at March 31, 2007 and 2006:

	Millions of Yen				Thousands of U.S. Dollars	
	2007		2006		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:						
Finance receivables—net	**¥267,829**	**¥248,744**	¥203,625	¥193,578	**$2,269,738**	**$2,108,000**
Financial liabilities:						
Long-term debt	**(214,957)**	**(210,777)**	(196,021)	(190,718)	**(1,821,670)**	**(1,786,246)**
Derivative financial instruments recorded as (liabilities) assets:						
Foreign exchange instruments	**(899)**	**(899)**	(108)	(108)	**(7,619)**	**(7,619)**
Interest rate swaps and other instruments	**33**	**33**	163	163	**280**	**280**

Other investments are disclosed in Note 4.

The fair values of finance receivables and long-term debt are based on discounted cash flows using the current interest rate on similar financing investments or borrowings. The fair value estimates of the financial instruments are not necessarily indicative of the amounts the Company might pay or receive from actual market transactions.

The carrying amounts of cash and cash equivalents, notes and accounts receivable and payable, and short-term borrowings approximate the fair value because of the short maturity of those instruments.

Concentration of Credit Risks

Trade notes and accounts receivable are composed largely of these to the dealers in the farm equipment market in North America. These accounts are sold through securitization to minimize credit risks. Most of the finance receivables are composed of these to the retail customers in the farm equipment market in North America. However, the Company considers that credit risks are limited since no single customer represents a significant concentration of credit risks.

16. SUPPLEMENTAL EXPENSE INFORMATION

Research and Development Expenses, Advertising Costs, and Shipping and Handling Costs

Amounts of certain costs and expenses for the years ended March 31, 2007, 2006, and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Research and development expenses	**¥22,925**	¥22,731	¥21,963	**$194,280**
Advertising costs	**10,085**	9,184	9,586	**85,466**
Shipping and handling costs	**50,982**	45,834	40,412	**432,051**

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2007 includes a loss from disposal of fixed assets of ¥1,172 million ($9,932 thousand) and a loss from disposal and impairment of businesses of ¥1,446 million ($12,254 thousand) resulting mainly from the liquidation of a company which operated a construction business.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2006 includes a loss from impairment of fixed assets of ¥1,038 million and a loss from disposal and impairment of businesses of ¥3,648 million resulting mainly from a loss of ¥2,788 million related to the additional payments due to employment transfer to a subsidiary and an affiliated company.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2005 includes a loss from impairment of fixed assets of ¥1,095 million and a gain of ¥1,022 million resulting mainly from the sale of a company which is involved in a rental computer server service.

17. COMMITMENTS AND CONTINGENCIES

Commitments

Commitments for capital expenditures outstanding at March 31, 2007 approximated ¥3,819 million ($32,364 thousand).

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements.

An analysis of leased assets under capital leases is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Machinery and equipment	**¥12,148**	¥10,000	**$102,949**
Accumulated depreciation	**(5,852)**	(3,977)	**(49,593)**
Software	**281**	—	**2,381**
	¥ 6,577	¥ 6,023	**$ 55,737**

Amortization expenses under capital leases for the years ended March 31, 2007, 2006, and 2005 were ¥3,677 million ($31,161 thousand), ¥2,763 million, and ¥2,858 million, respectively.

Future minimum lease payments required under capital and noncancelable operating leases that have an initial or a remaining lease term in excess of one year as of March 31, 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
Years Ending March 31,	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2008	¥3,329	¥ 682	$28,212	$ 5,780
2009	2,031	418	17,212	3,542
2010	1,049	262	8,890	2,220
2011	175	97	1,483	822
2012	89	81	754	687
2013 and thereafter	42	245	356	2,076
Total minimum lease payments	6,715	¥1,785	56,907	$15,127
Less: amounts representing interest	(138)		(1,170)	
Present value of net minimum capital lease payments	¥6,577		$55,737	

Capital lease obligations are included in the current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2007, 2006, and 2005 were ¥5,727 million ($48,534 thousand), ¥6,009 million, and ¥7,029 million, respectively.

Guarantees

The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the events of default on a payment within the guarantee periods of 1 year to 10 years for distributors and customers. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2007 was ¥949 million ($8,042 thousand).

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The changes in the accrued product warranty cost for the years ended March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	**2007**
Balance at beginning of year	**¥5,473**	¥2,718	**$46,381**
Addition	**5,007**	7,878	**42,432**
Utilization	**(4,335)**	(5,331)	**(36,737)**
Other	**56**	208	**475**
Balance at end of year	**¥6,201**	¥5,473	**$52,551**

Accrued product warranty cost is included in other current liabilities in the consolidated balance sheets.

Legal Proceedings

In the fiscal year ended March 31, 1999, the Fair Trade Commission of Japan (the "FTCJ") began an investigation of the Company for an alleged violation of the Anti-Monopoly Law (prohibition of private monopoly or unfair trade restraint) relating to participation in fixing the shares of ductile iron straight pipe orders in Japan. In March 1999, the Company received a cease and desist recommendation from the FTCJ, which was accepted by the Company in April 1999.

In connection with this investigation, on December 24, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000 and continued through the year ended March 31, 2007. Under Section 49 of the Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2 and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter.

An unfavorable outcome from this issue could materially affect the Company's results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such an unfavorable outcome or the amount of related losses, if any.

Matters Related to Health Hazard of Asbestos

(Background)

Until 1995, the Company's plant in Amagasaki, Hyogo Prefecture, had produced asbestos-containing products. In April 2005, the Company was advised that some residents who lived near the plant suffered from mesothelioma, a form of cancer that is said to be mainly caused by aspiration of asbestos. In June 2005, the Company voluntarily decided to make consolation payments to certain residents with mesothelioma and started the program. In April 2006, the Company decided to establish the relief payment system in place of the consolation payment and make additional payment to the residents to whom consolation payment was paid or payable, and started the system. The new supporting system is applied to the residents who claim for the payment in the future.

With regard to current and former employees who suffered and are suffering from asbestos-related diseases, the Company shall make the compensation which is not required by law but is made in accordance with the Company's internal policies.

The Japanese government newly established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases ("New Asbestos Law") in March 2006. This law was enacted for the purpose of promptly providing relief to the people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Insurance in accordance with the Workers' Accident Compensation Insurance Law. The relief aid payments are contributed by the national government, municipal governments, and business entities. The contribution, which includes a special contribution by the companies which operated a business closely related to asbestos, to be made by business entities shall commence from the year ending March 31, 2008.

(Accounting for Asbestos-Related Expenses)

The Company expenses the payments for the health hazard of asbestos based on the Company's accounting policies and procedures. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.) The expenses include payments to certain residents who lived close to the Company's plants and current and former employees, and special contribution in accordance with the New Asbestos Law. The Company recorded expenses aggregating ¥4,035 million ($34,195 thousand), ¥4,196 million, and ¥210 million during the years ended March 31, 2007, 2006, and 2005, respectively. These amounts are included in the selling, general, and administrative expenses. During the year ended March 31, 2007, the Company expensed the special contribution in accordance with the New Asbestos Law aggregating ¥735 million ($6,229 thousand) which is expected to be paid during four years commencing after April 1, 2007. The Company accrues in those cases the conditions of loss contingencies provided under SFAS No. 5, "Accounting for Contingencies," are met. The amount accrued and included in recorded expenses were ¥1,359 million ($11,517 thousand) and ¥3,726 million at March 31, 2007 and 2006, respectively. Though the Company believes that this amount appears to be a better estimate than any other amount within a reasonably estimable range of amounts, the additional exposure to loss in excess of this accrued amount of ¥860 million ($7,288 thousand) exists.

Since the Company has no basis or information to project the number of current and former employees and residents that are going to apply for payments, the Company is not able to consider such condition in accounting for the amount accrued and included in recorded expenses. Despite the filing of asbestos-related lawsuit against the Japanese government and the Company by a certain resident in May 2007 for the first time, the Company is not able to predict the outcome of the lawsuit, or predict the possibility of being filed in other lawsuits like this. Therefore, the Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency. However, the Company believes asbestos-related issues contain potentially material risks for the Company's consolidated results of operations, financial position, and its liquidity.

In August 2006, the Company also announced that the Company would support two research projects of medical research institutions for curing mesothelioma, and the Company donated ¥400 million ($3,390 thousand) as a contribution for the year ended March 31, 2007. This contribution is also included in the selling, general, and administrative expenses, which is not included in asbestos-related expenses mentioned above.

18. SECURITIZATION OF RECEIVABLES

The Company sells trade and finance receivables to investors through bankruptcy-remote independent securitization trusts. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.)

The Company recognized pretax losses resulting from the sales of trade receivables of ¥2,607 million ($22,093 thousand), ¥931 million, and ¥832 million for the years ended March 31, 2007, 2006, and 2005, respectively.

The Company recognized pretax gains resulting from the sales of finance receivables of ¥211 million ($1,788 thousand) and ¥479 million for the years ended March 31, 2007 and 2005, respectively, and recognized pretax losses resulting from the sales of finance receivables of ¥172 million for the year ended March 31, 2006.

Retained interests are subsequently measured at fair value based on the net present value of future anticipated cash flows, which is calculated by analyzing the yield, estimated net dilution, contractual servicing rates, and the average life of the transferred receivables.

The amounts of servicing assets or liabilities were not material as of March 31, 2007 and 2006.

The following key economic assumptions were used in measuring the retained interest in receivables sold by the Company during the years ended March 31:

	2007	2006
Trade receivables:		
Weighted average life (months)	**6.5**	6.5
Expected net dilution (monthly rate)	**0.78%**	0.78%
Discount rate and fee (annual rate)	**5.57%**	5.48%
Finance receivables:		
Weighted-average life (months)	**35.0**	49.6
Expected credit losses (annual rate)	**0.13%**	0.08%
Discount rate (annual rate)	**10.00%**	11.00%

The following depicts the sensitivity of the fair value of retained interests in trade receivables and finance receivables at March 31, 2007 to adverse changes in the key economic assumptions of the current fair value of future cash flow:

	Millions of Yen	Thousands of U.S. Dollars
Trade receivables:		
Fair value of retained interest	¥72,014	$610,288
Expected net dilution (monthly rate)	0.78%	
Impact on fair value of 10% adverse change	333	2,822
Impact on fair value of 20% adverse change	665	5,636
Discount rate and fee (annual rate)	5.57%	
Impact on fair value of 10% adverse change	34	288
Impact on fair value of 20% adverse change	67	568

Considerable judgment is required in interpreting market data to develop estimates of fair value, so the above estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. In addition, the above-estimated amounts generated from the sensitivity analyses include forward-looking statements of market risk, which assume for analytical purposes that certain adverse market considerations may occur. Actual future market conditions may differ materially, and, accordingly, the forward-looking statements should not be considered projections by the Company of future events or losses.

The following table summarizes certain cash flows received from securitization trusts for the years ended March 31:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	**2007**
Trade receivables:				
Proceeds from collections reinvested in revolving-period securitizations	**¥165,633**	¥163,671	¥108,109	**$1,403,669**
Servicing fees received	**338**	275	270	**2,864**
Finance receivables:				
Servicing fees received	**576**	219	210	**4,881**
Cash flows received on retained interests in securitizations	**1,489**	598	359	**12,619**

19. DISCONTINUED OPERATIONS

During the year ended March 31, 2005, the Company sold Nishinihon Kubota Kaihatsu Co., Ltd., a subsidiary reported in the Other Segment which operated a golf course and had reported consecutive losses, since it was very unlikely that Nishinihon Kubota Kaihatsu Co., Ltd. would be able to improve its earnings in the future.

During the year ended March 31, 2007, Kubota Retex Corp., a subsidiary reported in the Environmental Engineering Segment, decided to liquidate itself and withdraw from industrial waste treatment market since there were no prospects of getting in operation as a business.

Operating results of the discontinued operations for the years ended March 31, 2007, 2006, and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	Kubota Retex Corp.	Nishinihon Kubota Kaihatsu Co., Ltd.	Total	Total
Year ended March 31, 2007:				
Revenues	**¥ 267**	**¥ —**	**¥ 267**	**$ 2,263**
Loss from discontinued operations before income taxes	**¥(2,818)**	**¥ —**	**¥(2,818)**	**$(23,881)**
Gain from disposal of business	**—**	**—**	**—**	**—**
Income taxes	**1,532**	**—**	**1,532**	**12,983**
Loss from discontinued operations	**¥(1,286)**	**¥ —**	**¥(1,286)**	**$(10,898)**
Year ended March 31, 2006:				
Revenues	¥ 615	¥ —	¥ 615	
Loss from discontinued operations before income taxes	¥ (115)	¥ —	¥ (115)	
Gain from disposal of business	—	—	—	
Income taxes	—	—	—	
Loss from discontinued operations	¥ (115)	¥ —	¥ (115)	
Year ended March 31, 2005:				
Revenues	¥ 348	¥ —	¥ 348	
Loss from discontinued operations before income taxes	¥ (331)	¥ —	¥ (331)	
Gain from disposal of business	—	5,526	5,526	
Income taxes	—	5,574	5,574	
Income (loss) from discontinued operations	¥ (331)	¥11,100	¥10,769	

20. SUBSEQUENT EVENTS

On May 11, 2007, the Company's Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2007 of ¥7 per common share (¥35 per 5 common shares) or a total of ¥9,043 million ($76,636 thousand).

On June 22, 2007, the Company's Board of Directors approved the purchase of up to 10,000,000 shares, or up to ¥11,000 million ($93,220 thousand) of the parent company's outstanding common stock on and after June 25, 2007 through September 27, 2007.

Management's Report on Internal Control over Financial Reporting

Management of Kubota Corporation and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 (f) under the Securities Exchange Act of 1934, for the Company. Management evaluated the effectiveness of the Company's internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2007.

Management's assessment of the Company's internal control over financial reporting as of March 31, 2007 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report.

Dated: June 22, 2007



Daisuke Hatakake

President and Representative Director

(Principal Executive Officer)



Hirokazu Nara

Managing Director

(Principal Financial Officer)

Deloitte.

Deloitte Touche Tohmatsu
Nakanoshima Central Tower
2-2-7, Nakanoshima, Kita-ku
Osaka-shi, Osaka 530-0005
Japan

Tel: +81 (6) 4560 6000
Fax: +81 (6) 4560 6001
www.deloitte.com/jp

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the "Company") as of March 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" has not been presented in the accompanying consolidated financial statements. In our opinion, presentation concerning operating segments and other information is required for a complete presentation of the Company's consolidated financial statements.

The Company has not accounted for a nonmonetary security exchange transaction, that occurred during the year ended March 31, 1997, in accordance with accounting principles generally accepted in the United States of America. In our opinion, the recognition of the nonmonetary exchange gain, and the related impact in subsequent periods, is required by accounting principles generally accepted in the United States of America. The Company has disclosed the effects of the departure and other relevant information in Note 1 to the consolidated financial statements.

In our opinion, except for the omission of segment and other information required by SFAS No. 131 and the effect of not properly recording a nonmonetary security exchange transaction, as discussed in the preceding paragraphs, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 22, 2007

Member of
Deloitte Touche Tohmatsu

Deloitte.

Deloitte Touche Tohmatsu
Nakanoshima Central Tower
2-2-7, Nakanoshima, Kita-ku
Osaka-shi, Osaka 530-0005
Japan

Tel: +81 (6) 4560 6000
Fax: +81 (6) 4560 6001
www.deloitte.com/jp

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Kubota Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2007 of the Company and our report dated June 22, 2007 expressed a qualified opinion on those financial statements because of the omission of segment and other information required by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" and because of not properly recording a nonmonetary security exchange transaction.

Deloitte Touche Tohmatsu

June 22, 2007

Member of
Deloitte Touche Tohmatsu

KUBOTA CORPORATION

Head Office
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office
1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

OVERSEAS OFFICE

Beijing Office
Room 1056,
New Century Office Tower,
No. 6 Southern Road,
Capital Gym., Beijing 100044,
People's Republic of China
Phone: (86)-10-6849-2277
Facsimile: (86)-10-6849-2280

OVERSEAS SUBSIDIARIES AND AFFILIATES

NORTH AMERICA

Kubota Tractor Corporation
3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubota.com

Kubota Credit Corporation, U.S.A.
3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubotacreditusa.com

Kubota Manufacturing of America Corporation
Gainesville Industrial Park North,
2715 Ramsey Road,
Gainesville, Georgia 30501, U.S.A.
Phone: (1)-770-532-0038
Facsimile: (1)-770-532-9057

Kubota Industrial Equipment Corporation
1001 McClure Industrial Drive,
Jefferson, GA 30549, U.S.A.
Phone: (1)-706-387-1000
Facsimile: (1)-706-387-1300

Kubota Engine America Corporation
505 Schelter Road,
Lincolnshire, Illinois 60069, U.S.A.
Phone: (1)-847-955-2500
Facsimile: (1)-847-955-2501
URL: http://www.kubotaengine.com/

Kubota Membrane USA Corporation
2018 156th Avenue NE, Suite 100
Bellevue, WA 98007, U.S.A.
Phone: (1)-425-748-5011
Facsimile: (1)-425-644-2185

Kubota Canada Ltd.
5900 14th Avenue, Markham,
Ontario L3S 4K4, Canada
Phone: (1)-905-294-7477
Facsimile: (1)-905-294-6651
URL: http://www.kubota.ca/

Kubota Metal Corporation (Fahramet Division)
25 Commerce Road, Orillia,
Ontario L3V 6L6, Canada
Phone: (1)-705-325-2781
Facsimile: (1)-705-325-5887
URL: http://www.kubotametal.com/

OCEANIA

Kubota Tractor Australia Pty Ltd
100 Keilor Park Drive, Tullamarine,
Victoria 3043, Australia
Phone: (61)-3-9279-2000
Facsimile: (61)-3-9279-2030
URL: http://www.kubota.com.au/

EUROPE

Kubota Europe S.A.S.
19-25, Rue Jules Vercruysse,
Z.I., BP88 95101 Argenteuil,
Cedex, France
Phone: (33)-1-3426-3434
Facsimile: (33)-1-3426-3499

Kubota (Deutschland) GmbH
Senefelder Straße 3-5,
63110 Rodgau/Nieder-Roden,
Germany
Phone: (49)-6106-873-0
Facsimile: (49)-6106-873-198
URL: http://www.kubota.de/

Kubota Baumaschinen GmbH
Steinhauser Straße 100,
66482 Zweibrücken, Rheinlandpfalz,
Germany
Phone: (49)-6332-4870
Facsimile: (49)-6332-487-101

Kubota España S.A.
Avenida Recomba No. 5,
Poligno Industrial La Laguna,
Leganes, 28914
Madrid, Spain
Phone: (34)-91-508-6442
Facsimile: (34)-91-508-0522

Kubota (U.K.) Limited
Dormer Road, Thame,
Oxfordshire OX9 3UN, U.K.
Phone: (44)-1844-214500
Facsimile: (44)-1844-261568
URL: http://www.kubota.co.uk/

Kubota Membrane Europe Ltd.
8 Hanover Street, London W1S 1YE, U.K.
Phone: (44)-(0) 20-7290-2731
Facsimile: (44)-(0) 20-7290-2733
URL: http://www.kubota-mbr.com/

ASIA

The Siam Kubota Industry Co., Ltd.
101/19-24 Navanakorn,
Tambol Klongneung, Amphur
Klongluang, Pathumthani 12120,
Thailand
Phone: (66)-2-529-0363
Facsimile: (66)-2-529-0081

Kubota Agricultural Machinery (Suzhou) Co., Ltd.
77, Suhong East Road, Industrial Park,
Suzhou, Jiangsu 215026
People's Republic of China
Phone: (86)-512-6716-3122
Facsimile: (86)-512-6716-3344

Kubota Construction Machinery (Shanghai) Co., Ltd.
G Unit, 16th Floor, Pudong Development
Mansion,
588 Pudong South Road, Pudong New Area,
Shanghai 200120,
People's Republic of China
Phone: (021)-5879-4630/4631
Facsimile: (021)-5879-4632

Jiangsu Biaoxin Kubota Industrial Co., Ltd.
186 Lishi Avenue, Xin Qiao Town,
Jingjiang City, Jiangsu, 214536,
People's Republic of China
Phone: (86)-523-433-3999
Facsimile: (86)-523-433-3999

Shin Taiwan Agricultural Machinery Co., Ltd.
16, Fengping 2nd Road,
Taliao Shiang Kaohsiung,
Hsien 83107, Taiwan, R.O.C.
Phone: (886)-7-702-2333
Facsimile: (886)-7-702-2303

KAMCO Co., Ltd.
3rd Floor, Bently Bldg., 106-2 Yangjae-Dong,
Seocho-ku, Seoul 137-130, Korea
Phone: (82)-2-2058-1028
Facsimile: (82)-2-2058-1029

P.T. Kubota Indonesia
JL. Setyabudi 279,
Semarang, Indonesia
Phone: (62)-24-7472849
Facsimile: (62)-24-7472865

P.T. Metec Semarang
Tanjung Emas Export Processing
Zone, JL. Coaster No. 8 Block B,
12A-16 Semarang, Central Java,
Indonesia
Phone: (62)-24-3520435
Facsimile: (62)-24-3520432

Kubota Agro-Industrial Machinery Philippines, Inc.
155 Panay Avenue,
South Triangle Homes,
1103 Quezon City, Philippines
Phone: (63)-2-9201071
Facsimile: (63)-2-9241848

Sime Kubota Sdn. Bhd.
1, Jalan Puchong, Taman Perindustrian
Puchong Utama, 47100 Puchong,
Selangor Darul Ehsan, Malaysia
Phone: (60)-3-8060-1000
Facsimile: (60)-3-8060-7982

Directors and Corporate Auditors

President and Representative Director
Daisuke Hatakake

Executive Vice President and Representative Director
Moriya Hayashi

Executive Managing Directors
Toshihiro Fukuda
Yasuo Masumoto

Managing Directors
Eisaku Shinohara
Yoshihiko Tabata
Kazunobu Ueta
Morimitsu Katayama
Nobuyuki Toshikuni
Hirokazu Nara

Directors
Masayoshi Kitaoka
Tetsuji Tomita
Masatoshi Kimata
Nobuyo Shioji
Takeshi Torigoe
Satoru Sakamoto
Hideki Iwabu
Takashi Yoshii
Kohkichi Uji
Toshihiro Kubo
Kenshiro Ogawa

Corporate Auditors
Junichi Maeda
Yoshiharu Nishiguchi
Yuzuru Mizuno
Yoshio Suekawa
Masanobu Wakabayashi

Investor Information

Stock Listings
Domestic: Tokyo and Osaka
Overseas: New York and Frankfurt

Transfer Agent for Common Stock
The Chuo Mitsui Trust
and Banking Company, Limited
2-21, Kitahama 2-chome, Chuo-ku,
Osaka 541-0041, Japan

Depositary and Transfer Agent for ADRs
JPMorgan Chase Bank, N.A.
4 New York Plaza, New York,
NY 10004, U.S.A.

ADR Holder Contact
JPMorgan Service Center
P.O. Box 3408,
South Hackensack, NJ 07606-3408, U.S.A.
Phone: 1-800-990-1135
Facsimile: 1-201-680-4604

Investor Inquiries

Head Office
Finance & Accounting Dept.
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office
Tokyo Administration Dept.
1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

Financial information and CSR reports are available on Kubota's Web site:
http://www.kubota.co.jp/

NYSE Corporate Governance Standards
The Company has made available on its Web site (http://www.kubota.co.jp/ir/english/cgs/index.html) a general summary of the significant differences between its corporate governance practices and those followed by U.S. companies under New York Stock Exchange listing standards.

This annual report is printed on recycled paper.

KUBOTA Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111 Facsimile: (81)-6-6648-3862
http://www.kubota.co.jp/

END

Printed in Japan